Exemption # 82-34728

SUPPL

GREAT-WEST
LIFECO INC.

07022337

RECEIVED

Registered Office - Winnipeg, Manitoba

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual and Special Meeting of the Shareholders of Great-West Lifeco Inc. (the "Corporation") will be held at the offices of the Corporation, 100 Osborne Street, North, Winnipeg, Manitoba, Canada on May 3, 2007, at 11:00 o'clock in the morning, local time, for the following purposes:

(1) to receive the financial statements for the year ended December 31, 2006 and the report of the auditors thereon;

(2) to consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation to increase the number of directors from 20 to 23;

(3) to elect directors;

(4) to appoint auditors;

(5) to consider and, if deemed advisable, to pass an ordinary resolution approving amendments to the Corporation's Stock Option Plan; and

(6) to transact such other business as may be properly brought before the meeting or any adjournment thereof.

PROCESSED
APR 10 2007
THOMSON
FINANCIAL

By Order of the Board of Directors

Winnipeg, Manitoba
March 4, 2007

S.A. Wagar
Vice-President,
General Counsel and Secretary

If you have any questions regarding the Annual and Special Meeting or require accommodations due to a disability, please contact Computershare Investor Services Inc. by e-mail at GWO@computershare.com or by telephone at:

1-888-284-9137 (toll free in North America)

353-1-216-3100 (Republic of Ireland)

0870-702-0003 (United Kingdom)

514-982-8885 (Other Countries)

HOLDERS OF COMMON SHARES OR FIRST PREFERRED SHARES WHO DO NOT EXPECT TO BE PRESENT AT THE ANNUAL AND SPECIAL MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND TO RETURN IT TO COMPUTERSHARE INVESTOR SERVICES INC. IN THE POSTAGE PAID ENVELOPE ENCLOSED FOR THAT PURPOSE.

IN ORDER TO BE VOTED AT THE ANNUAL AND SPECIAL MEETING OR AT ANY ADJOURNMENT THEREOF, THE COMPLETED FORM OF PROXY MUST BE DEPOSITED WITH, OR MUST BE MAILED SO AS TO REACH, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1 ATTENTION: PROXY DEPARTMENT, NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE ANNUAL AND SPECIAL MEETING OR ANY ADJOURNMENT THEREOF.

dlw 4/9

GREAT-WEST
LIFECO INC.

Registered Office - Winnipeg, Manitoba

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Great-West Lifeco Inc. (the "Corporation") for use at the Annual and Special Meeting of the Shareholders of the Corporation to be held on May 3, 2007 (the "Meeting") and at any adjournment thereof. Solicitation of proxies will be primarily by mail, but may also be effected personally by regular employees of the Corporation or of its subsidiaries. The cost of the solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

Name in full and principal business	*Abbreviation*
The Canada Life Assurance Company (a life insurance company controlled by Great-West)	Canada Life
Canada Life Financial Corporation (an insurance company controlled by Great-West)	CLFC
Great-West Life & Annuity Insurance Company (a life insurance company controlled by the Corporation)	GWL&A
The Great-West Life Assurance Company (a life insurance company controlled by the Corporation)	Great-West
London Life Insurance Company (a life insurance company controlled by Great-West)	London Life
Power Corporation of Canada (a holding and management corporation)	Power
Power Financial Corporation (a holding corporation with substantial interests in the financial services industry)	Power Financial

Unless otherwise indicated, the information herein is given as at March 4, 2007.

SHAREHOLDERS ENTITLED TO VOTE AT THE MEETING

Holders of the Corporation's Common Shares ("Common Shares") and holders of the Corporation's First Preferred Shares Series D, Series E, Series F, Series G, Series H and Series I ("First Preferred Shares") as at the close of business on March 16, 2007 (the "Voting Record Date") will be entitled to attend and vote at the Meeting. Each such holder of Common Shares will be entitled to one vote for each Common Share held in respect of all matters voted upon at the Meeting, and each such holder of First Preferred Shares will be entitled to 1.80 votes for each First Preferred Share held in respect of all matters voted upon at the Meeting. The Common Shares represent approximately 86.97% of the aggregate voting rights attached to the Corporation's securities.

As of March 4, 2007, 892,033,062 Common Shares, 7,978,900 First Preferred Shares Series D, 22,282,215 First Preferred Shares Series E, 7,957,001 First Preferred Shares Series F, 12,000,000 First Preferred Shares, Series G, 12,000,000 First Preferred Shares, Series H and 12,000,000 First Preferred Shares, Series I were issued and outstanding.

The Corporation's articles were amended on June 1, 1997 to (a) restrict the issue and transfer of the First Preferred Shares so as to prevent a person from acquiring more than 10% of the First Preferred Shares as a class, and (b) restrict the voting rights attached to any First Preferred Shares held in contravention of such 10% limit. These restrictions were imposed to assist the Corporation in complying with Section 411 of the *Insurance Companies Act* (Canada).

As the First Preferred Shares carry a greater right to vote on a per share basis than the Common Shares, the Common Shares are "subordinate voting securities". Holders of Common Shares would have no right to participate if a bid was made to acquire any of the First Preferred Shares.

APPOINTMENT AND REVOCATION OF PROXIES

1. Registered Shareholders

A person is a registered holder of Common Shares or First Preferred Shares if the person is shown as a shareholder on the shareholder list maintained by Computershare Investor Services Inc. ("Computershare"), the registrar and transfer agent for the Common Shares and for the First Preferred Shares. In that case a share certificate will have been issued to the shareholder which indicates the shareholder's name and the number of Common Shares or First Preferred Shares owned by the shareholder, and the shareholder will have received a form of proxy from Computershare with this Management Proxy Circular.

The Computershare form of proxy accompanying this Management Proxy Circular is to be used by registered holders of Common Shares or First Preferred Shares who do not wish to attend the Meeting and vote in person. Each of the persons named in the accompanying form of proxy is a representative of management of the Corporation and is a director or senior officer of the Corporation. **Each registered holder of Common Shares and each registered holder of First Preferred Shares has the right to appoint a person (who need not be a shareholder) other than the persons designated by management in the accompanying form of proxy to represent him or her at the Meeting.** To exercise this right, the registered shareholder must insert the name of his or her nominee in the blank space provided in the form of proxy, or complete another proper form of proxy. In order to be voted at the Meeting or at any adjournment thereof, the completed form of proxy must be deposited with, or must be mailed so as to reach, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, not later than 48 hours before the commencement of the Meeting or any adjournment thereof.

A registered shareholder giving a proxy may revoke the proxy (a) by depositing an instrument in writing executed by the shareholder or by his or her attorney authorized in writing (i) at the registered office of the Corporation, 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5 Attention: Associate Secretary at any time up to and including the last business day preceding the day of the Meeting or any adjournment

thereof at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law.

2. Non-Registered Shareholders

A person is a non-registered (or beneficial) shareholder if such person's Common Shares or First Preferred Shares are held on such person's behalf by a bank, trust company, securities dealer or broker or other intermediary (in each case, an "Intermediary").

In accordance with applicable securities legislation, the Corporation has distributed copies of materials related to the Meeting to Intermediaries so that they may distribute the materials to the non-registered shareholders on whose behalf the Intermediaries hold Common Shares or First Preferred Shares. Such Intermediaries often forward the materials to non-registered shareholders through a service company (such as ADP Investor Communications in Canada) to permit the non-registered shareholders to direct the voting of the Common Shares and the First Preferred Shares held by the Intermediary. Non-registered shareholders should carefully follow the instructions on the request for voting instructions or form of proxy that they receive from their Intermediary in order to vote the Common Shares and the First Preferred Shares that are held through that Intermediary. Non-registered shareholders of the Corporation should submit voting instructions to their Intermediaries in sufficient time to ensure that their votes are received by the Corporation from the Intermediaries.

Each of the persons named in the form of proxy received from an Intermediary is a representative of management of the Corporation and is a director or senior officer of the Corporation. **Non-registered shareholders who wish to attend the Meeting and vote in person should insert their own name in the blank space provided in the request for voting instructions or form of proxy to appoint themselves as proxy holders and then follow their Intermediary's instructions for returning the request for voting instructions or proxy form.**

A non-registered shareholder giving a proxy may revoke the proxy by contacting his or her Intermediary in respect of such proxy and complying with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke a proxy if it receives insufficient notice of revocation.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the Common Shares and the First Preferred Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated in the proxy and, if the shareholder has specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such instructions, such Common Shares and First Preferred Shares will be voted by the management representatives (a) for the proposal to amend the articles of the Corporation to increase the number of directors from 20 to 23, (b) for the election of management's nominees for directors, (c) for the appointment of Deloitte & Touche LLP as auditors, and (d) for the resolution approving amendments to the Corporation's Stock Option Plan.**

The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders or other matters that may properly come before the Meeting or any adjournment thereof. Management of the Corporation is not aware that any such amendments or other matters are to be presented for action at the Meeting. **If such amendments or other matters properly come before the Meeting, or any adjournment thereof, the nominee designated in the accompanying form of proxy will vote the Common Shares and the First Preferred Shares represented thereby in his or her discretion.**

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and executive officers of the Corporation, as of March 4, 2007, Power Financial controlled, directly or indirectly, 666,665,452 Common Shares or 74.74% of the outstanding Common Shares, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of the Corporation, and The Honourable Paul Desmarais had voting control of Power Financial, a subsidiary of Power. Power Financial does not own or control any First Preferred Shares.

PROPOSAL TO AMEND THE ARTICLES OF THE CORPORATION

The articles of the Corporation currently provide for 20 directors. As part of their ongoing corporate governance review, the Directors have determined that the size of the Board should be increased from 20 directors to 23 directors. The Board and the five Board Committees are very active in overseeing the management of the Corporation's very significant operations in Canada, the United States and Europe. The Board believes that it is necessary to increase the size of the Board to 23 directors in order to allow the various Board Committees to continue to play an effective, substantial role in overseeing the management of these international operations.

Accordingly, at the Meeting the shareholders will be asked to consider and, if deemed advisable, to pass a special resolution, the full text of which is set out below, to amend the articles of the Corporation to increase the number of directors from 20 to 23 and to authorize either one of the President and Chief Executive Officer or the Vice-President, General Counsel and Secretary to take such steps as may be necessary to give effect to the special resolution.

The text of the proposed special resolution is as follows:

"BE IT RESOLVED THAT:

1. The articles of the Corporation be amended to increase the number of directors from 20 to 23.

2. Either one of the President and Chief Executive Officer or the Vice-President, General Counsel and Secretary be authorized to execute and deliver all such documents and instruments, including articles of amendment in prescribed form, and to take such other actions, as may be necessary or desirable to give effect to this resolution."

The special resolution must be passed by a majority of not less than two-thirds of the votes cast at the Meeting.

ELECTION OF DIRECTORS

The articles of the Corporation, if amended as described above, will provide that the Corporation have 23 directors. The 23 persons named below, with the exception of Messrs. Coutu, Graves and Harder, are currently members of the Board of Directors. The term of office of each of the current directors will expire at the close of the Meeting, or any adjournment thereof. The persons named below will be nominated for election as directors of the Corporation at the Meeting. Each director elected at the Meeting, or at any adjournment thereof, will hold office until the close of the next annual meeting of shareholders, unless he or she resigns or otherwise vacates his or her office.

If there are further nominations for directors at the Meeting, or at any adjournment thereof, the directors will be elected by way of cumulative voting. Under cumulative voting, each shareholder has the right to cast that number of votes which is equal to (i) the number of votes attached to the Common Shares or First Preferred Shares held by the shareholder, multiplied by (ii) the number of directors to be elected. A shareholder may cast all such votes in favour of one candidate or may distribute such votes among the candidates in any manner. If a shareholder votes for more than one candidate without specifying the distribution of the shareholder's votes among such candidates, the shareholder will be deemed to have distributed the votes equally among the candidates for whom the shareholder voted. If a shareholder wishes to distribute votes other than equally

among the candidates for whom the shareholder has directed the nominee designated in the accompanying form of proxy to vote, the shareholder must do so personally at the Meeting or by another proper form of proxy.

Management of the Corporation does not contemplate that any of the persons named below will, for any reason, become unable or unwilling to serve as a director. **However, if that should occur prior to the election, the nominee designated in the accompanying form of proxy reserves the right to vote for the election in his or her place of such other person as such nominee in his or her discretion determines.**

There are five committees of the Board of Directors, namely, the Audit Committee, the Executive Committee, the Compensation Committee, the Governance and Nominating Committee, and the Conduct Review Committee. Directors who are members of those committees are so designated in the following table:

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	***Served as Director From***	***Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)***
Gail S. Asper (1)(5) - Winnipeg, Manitoba, Canada Ms. Asper is Corporate Secretary of CanWest Global Communications Corp., an international media company, and has been a Director of that company since 1991. She is President of CanWest Global Foundation and Managing Director of The Asper Foundation, both of which are private charitable foundations. She is also a Director of Great-West, London Life and Canada Life. Ms. Asper is active in cultural and other not-for-profit organizations. She has held board positions with the Winnipeg Chamber of Commerce, United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University, among others. Ms. Asper led the United Way's 2002 campaign in Winnipeg and is the current Chair of the Board of United Way of Winnipeg. She is also currently leading the creation of the Canadian Museum for Human Rights in Winnipeg.	April 23, 1998	1,000 Common Shares of the Corporation and 4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $193,135

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	***Served as Director From***	***Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)***
Marcel R. Coutu - Calgary, Alberta, Canada Mr. Coutu has been President and Chief Executive Officer of Canadian Oil Sands Limited since 2001. He was previously Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and prior to that held various positions in the areas of corporate finance, investment banking, and mining and oil and gas exploration and development. Mr. Coutu also serves on the Board of Directors of United Way of Calgary and on the Pension and Compensation Committee of Calgary Exhibition and Stampede Board. He has also held board positions with Gulf Indonesia Resources Limited, TransCanada Power Limited Partnership and TransCanada Gas Processing Limited Partnership. Mr. Coutu is a Director of Brookfield Asset Management Inc. and is a member of the Board of Governors of the Canadian Association of Petroleum Producers, the Canadian Council of Chief Executives and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.	Not Applicable	None
Orest T. Dackow (2) - Castle Rock, Colorado, United States of America Mr. Dackow served as President and Chief Executive Officer of the Corporation from 1992 to 2000 and as President of Great-West from 1990 to 1995. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Dackow is a fellow of the Canadian Institute of Actuaries, the American Academy of Actuaries, and the Society of Actuaries.	April 22, 1992	137,284 Common Shares of the Corporation and 44,147 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $6,468,002

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
André Desmarais, O.C. (2)(3)(4) - Westmount, Québec, Canada Mr. Desmarais is Deputy Chairman of Power Financial and President and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. Mr. Desmarais is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A. in Europe, Power and CITIC Pacific Ltd. in Asia. He was a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations. In 2003, he was named an Officer of the Order of Canada.	April 22, 1992	103,318 Common Shares of the Corporation and 33,952 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $4,893,678 43,200 common shares of Power Financial and 16,903 deferred share units of Power Financial

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
Paul Desmarais, Jr., O.C. (2)(3)(4) - Westmount, Québec, Canada Mr. Desmarais is Chairman and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was President and Chief Operating Officer of Power Financial from 1986 to 1989, served as Chairman of the Board of Power Financial from 1990 until 2005, and became Chairman of the Executive Committee of Power Financial in 2005. He was named to his present position with Power in 1996. He is a Director of Great-West, London Life, Canada Life, GWL&A, IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also Vice-Chairman of the Board and Executive Director of Pargesa Holding S.A., Vice-Chairman of the Board of Imerys, and a Director of Groupe Bruxelles Lambert, Total S.A. and Suez. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of The International Economic Forum of the Americas, Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales (HEC), in Montréal and member of the International Advisory Board of Groupe La Poste (France). He is also involved in charitable and community activities. In 2005, he was named an Officer of the Order of Canada and in 2006, he received a Doctorate honoris causa from Université Laval (Canada).	May 15, 1986	87,318 Common Shares of the Corporation and 4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $3,270,372 10,667 deferred share units of Power Financial

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
Robert Gratton (2)(3)(4) - Outremont, Québec, Canada Mr. Gratton is Chairman of the Board of the Corporation. He was appointed President of Power Financial in 1989. He served as President and Chief Executive Officer of Power Financial from 1990 until May 9, 2005 when he was appointed Chairman of the Board of Power Financial. Before joining Power Financial, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director and Chairman of Great-West, London Life, Canada Life and GWL&A. Mr. Gratton is a Director and Chairman of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A. and Power. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several other corporations, community organizations and foundations.	April 25, 1990	664,992 Common Shares of the Corporation and 69,636 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $26,189,502 11,180,000 common shares of Power Financial and 11,217 deferred share units of Power Financial
H. David Graves - Winnipeg, Manitoba, Canada Mr. Graves is the Executive Chairman and President of Imris Inc., a position he has held since 2005. He had previously been President and Chief Executive Officer of Centara Corporation since 1994, and prior to that was Founder and Chief Executive Officer of Broadband Networks Inc. Mr. Graves has also held various other executive level positions in the telecommunications industry. He is a Director of a number of technology companies and serves on the board of CancerCare Manitoba Foundation Partnership and the Canadian Health Industries Partnership. Mr. Graves is a registered professional engineer with a strong post-graduate background in biomedical engineering and was the Honorary Colonel of 441 Fighter Squadron in the Canadian Armed Forces.	Not Applicable	None

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
V. Peter Harder - Ottawa, Ontario, Canada Mr. Harder is former Deputy Minister of Foreign Affairs, a position that he held from June of 2003 until March of 2007. Prior to that he served as Deputy Minister in a number of other Government of Canada departments, including Treasury Board, Solicitor General, Citizenship and Immigration, and Industry Canada. Mr. Harder was awarded the Prime Minister's Outstanding Achievement Award for public service leadership in 2000, and in 2002 he was awarded the Queen's Jubilee Award. He also served as the Personal Representative of the Prime Minister to the G8.	Not Applicable	None
Michael L. Hepher (1)(3) - London, England, United Kingdom Mr. Hepher joined the Board of Canada Life Group (U.K.) Limited in February 1999 and is Chairman of its Audit Committee. He is a Director of Great-West, London Life and Canada Life. Mr. Hepher is also a Director of Kingfisher plc and is a Director and Chairman of the Board of Cardpoint plc. Mr. Hepher is a Director of Catlin plc and is Chairman of its Audit Committee. He previously served as a Director and Chairman of the Board of Lane, Clark and Peacock LLP, TeleCity plc and Cardpoint plc and was a Director of Diageo plc, formerly Grand Metropolitan plc, and was Chairman of its Audit Committee from January 1996 to December 1997. He also previously served as a Director of MCI Communications, Washington DC, Lloyds Bank plc and Industrial Estates Ltd., Canada.	May 4, 2006	12,500 Common Shares of the Corporation Market value of foregoing securities of the Corporation: $445,625

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
Daniel Johnson (2)(3) - Montréal, Québec, Canada Mr. Johnson is Of Counsel to McCarthy Tétrault LLP. From the early 1980's to the late 1990's Mr. Johnson served the Province of Québec in various roles. He was the Prime Minister of Québec in 1994 and was the Leader of the Opposition from 1994 to 1998. Mr. Johnson is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. Johnson is also a Director of Bombardier Inc. and Ecopia BioSciences Inc., is a Director and Chairman of Victhom Bionique Humaine Inc., and is the Honorary Consul of Sweden in Montréal.	April 22, 1999	400 Common Shares of the Corporation and 7,182 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $270,285 600 common shares of Power Financial
Kevin P. Kavanagh, C.M. (2)(4)(5) - Winnipeg, Manitoba, Canada Mr. Kavanagh served as President and Chief Executive Officer of the Corporation from 1986 to 1992 and as President and Chief Executive Officer of Great-West from 1979 to 1990. He is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Chancellor Emeritus of Brandon University, and has served on various business and cultural boards in Manitoba and Canada.	May 15, 1986	20,140 Common Shares of the Corporation, 4,000 First Preferred Shares Series D of the Corporation and 4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $983,276
Peter Kruyt - Westmount, Québec, Canada Mr. Kruyt is a Director and President of Power Technology Investment Corporation, and is a Vice-President of Power. He is a Director of Great-West, London Life and Canada Life. Mr. Kruyt is also a Director of La Presse Ltée, Adaltis Inc., Neurochem Inc., Picchio Pharma Inc. and the St. Mary's Hospital Foundation, and is an alternate director to the board of CITIC Pacific Ltd. He is also Chairman of Concordia University, Power Pacific Corporation Limited and the Canada China Business Council.	May 1, 2003	125,000 Common Shares of the Corporation and 4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $4,613,735 296,400 common shares of Power Financial

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
The Right Honourable Donald F. Mazankowski, P.C., O.C., A.O.E. (2)(4) - Sherwood Park, Alberta, Canada Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently Senior Advisor to Gowling Lafleur Henderson LLP. He is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Power, Atco Inc., Canadian Oil Sands Ltd., Shaw Communications Inc., and Weyerhaeuser Company, and is a Director and trustee of Yellow Pages Income Fund.	January 27, 1994	3,000 Common Shares of the Corporation and 8,262 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $401,499 4,000 common shares of Power Financial and 8,905 deferred share units of Power Financial
William T. McCallum - Cherry Hills Village, Colorado, United States of America Mr. McCallum was Co-President and Chief Executive Officer of the Corporation from April 27, 2000 until May 5, 2005 and was President and Chief Executive Officer of GWL&A from April 25, 1990 until December 31, 2005. He has been Vice-Chairman of the Board of GWL&A since January 1, 2006. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. McCallum is Past Chairman of America's Health Insurance Plans.	April 28, 1993	79,319 Common Shares of the Corporation and 5,271 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $3,015,633

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
Raymond L. McFeetors (2) - Winnipeg, Manitoba, Canada; London, Ontario, Canada Mr. McFeetors was Co-President and Chief Executive Officer of the Corporation from April 27, 2000 until May 5, 2005 when he was appointed President and Chief Executive Officer. He is also President and Chief Executive Officer of Great-West, London Life, Canada Life and GWL&A. Mr. McFeetors has been with Great-West since 1968, and is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. McFeetors is also a Director of a number of national organizations in the health, education, cultural and business sectors. In 2002, he was appointed Honorary Colonel of The Royal Winnipeg Rifles.	April 28, 1993	1,296,654 Common Shares of the Corporation and 28,342 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $47,236,098 170,500 common shares of Power Financial
Jerry E.A. Nickerson (1)(2) - North Sydney, Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, Nova Scotia. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Nickerson is also a Director of Power Financial and Power. He has also served on the boards of various organizations, federal and provincial Crown Corporations, and other public and private companies.	May 15, 1986	5,000 Common Shares of the Corporation and 4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $335,735 12,636 common shares of Power Financial
David A. Nield (3)(4)(5) - Toronto, Ontario, Canada Mr. Nield is the former Chairman and Chief Executive Officer of Canada Life. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Nield is a Past Chairman and Director of the Canadian Life and Health Insurance Association Inc. and is currently the President of the National Sanitarium Association.	July 30, 2003	62,000 Common Shares of the Corporation, 2,777 First Preferred Shares Series E of the Corporation, 38,553 First Preferred Shares Series F of the Corporation and 11,975 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $3,779,526

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
R. Jeffrey Orr (2)(3)(4) - Westmount, Québec, Canada Mr. Orr is President and Chief Executive Officer of Power Financial, a position he has held since May 2005. From May 2001 until May 2005, he was President and Chief Executive Officer of IGM Financial Inc. Previously, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Orr is also a Director of IGM Financial Inc., Investors Group Inc., Mackenzie Inc., Power Financial and Power. He has been active in a number of community and business organizations.	July 30, 2002	20,000 Common Shares of the Corporation and 13,895 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $1,208,343 200,400 common shares of Power Financial and 4,303 deferred share units of Power Financial
Michel Plessis-Bélair, FCA (2) - Town of Mount Royal, Québec, Canada Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of Power Financial and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that he was Senior Vice-President of Marine Industries Ltd. Mr. Plessis-Bélair is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A., Groupe Bruxelles Lambert and Power. Mr. Plessis-Bélair is also a Director of Lallemand Inc., Hydro-Québec and l'Université de Montréal.	April 15, 1990	40,000 Common Shares of the Corporation and 4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $1,583,485 6,000 common shares of Power Financial and 8,165 deferred share units of Power Financial

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
Guy St-Germain, C.M. (1)(2) - Outremont, Québec, Canada Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is a Director of Great-West, London Life and Canada Life. He is also a Director of Power Financial. He graduated in Law from the University of Montréal, has a M.A. (Philosophy, Politics and Economics) from Oxford University and attended l'École des Hautes Études Politiques in Paris.	April 24, 1991	8,000 Common Shares of the Corporation and 26,527 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $1,230,872 8,000 common shares of Power Financial and 20,397 deferred share units of Power Financial
Emőke J.E. Szathmáry, C.M., Ph.D. - Winnipeg, Manitoba, Canada Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Department of Anthropology and in the Department of Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Science of the University of Western Ontario in London. Dr. Szathmáry is a Director of Great-West, London Life and Canada Life. She is also a Director of Power Financial and Power. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. Dr. Szathmáry has received three honorary doctorates, is a Fellow of the Royal Society of Canada, and is a member of the Order of Canada.	May 4, 2006	1,450 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $51,705 3,000 common shares of Power Financial and 5,689 deferred share units of Power Financial

Name, Municipality of Residence, Principal Occupation, Major Positions with the Corporation and with the Corporation's Affiliates	*Served as Director From*	*Number and Value of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed, and Number and Value of Deferred Share Units Held (6) (7)*
Murray J. Taylor - Winnipeg, Manitoba, Canada Mr. Taylor was appointed Co-President and Chief Executive Officer of IGM Financial Inc. on May 16, 2005. He is also President and Chief Executive Officer of Investors Group Inc., a position he has held since April 30, 2004. He first joined IGM Financial Inc. in May 2001 as Executive Vice-President and in June 2002 was appointed Executive Vice-President, Financial Services Division. Prior to joining IGM Financial Inc., Mr. Taylor held senior roles with Great-West and London Life, where he was employed for the preceding 25 years. Mr. Taylor is a Director of Great-West, London Life and Canada Life. He is also a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc.	May 4, 2006	240,000 Common Shares of the Corporation and 974 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $8,590,716
Gérard Veilleux, O.C. - Montréal, Québec, Canada Mr. Veilleux is a Vice-President of Power. From 1963 to 1989 Mr. Veilleux was a senior officer in several Provincial and Federal Government departments. He is a Director of Great-West, London Life and Canada Life. Mr. Veilleux is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of La Presse and Gesca Ltée. Mr. Veilleux serves on the Fondation Baxter et Alma Ricard, and is Chairperson of the Canada Millennium Scholarship Foundation. He is active in a number of government, professional and cultural organizations.	April 23, 1998	4,418 Deferred Share Units of the Corporation Market value of foregoing securities of the Corporation: $157,485

(1) Member of the Audit Committee.
(2) Member of the Executive Committee.
(3) Member of the Compensation Committee.
(4) Member of the Governance and Nominating Committee.
(5) Member of the Conduct Review Committee.
(6) Members of the Board receive all or a portion of their annual retainer and attendance fees in the form of deferred share units of the Corporation. The value of a deferred share unit of the Corporation is equal to the value of a Common Share at the relevant time. See "Compensation of Directors".
(7) The aggregate market values of Common Shares, First Preferred Shares Series E, First Preferred Shares Series F and Deferred Share Units of the Corporation are calculated as of March 4, 2007.

To further align the interests of the Directors with those of the shareholders of the Corporation, each Director is required to own a minimum of $225,000 in deferred share units of the Corporation, Common Shares, or a combination thereof, by the later of (a) April 28, 2009, and (b) five years from the date upon which he or she was elected as a Director.

To the knowledge of the Corporation, no proposed Director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Daniel Johnson, who was a director and chairman of the board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which Geneka Biotechnologie Inc. was deemed to have made an assignment in bankruptcy.

EXECUTIVE COMPENSATION

The remuneration paid by the Corporation and its subsidiaries to the individuals who served as the President and Chief Executive Officer of the Corporation and as the Vice-Presidents, Finance of the Corporation during 2006 and to the individuals who were, at December 31, 2006, the three other most highly compensated executive officers of the Corporation or its subsidiaries (collectively the "Named Executive Officers") is set out below. The ten year total shareholder return comparison in section 4 below is in respect of the Corporation.

1. Compensation of the Named Executive Officers

(a) Summary Compensation Table

The following table sets out all compensation paid by the Corporation and its subsidiaries in respect of the Named Executive Officers for the three most recently completed financial years of the Corporation.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation (1)(2)		Long-Term Compensation Awards		
				Awards	Payouts	
		Salary ($)	Bonus ($)	Securities Under Options Granted (#)	LTIP Payouts ($)	All Other Compensation (7)
R.L. McFeetors President and Chief Executive Officer of the Corporation, Great-West, London Insurance Group Inc., London Life, CLFC, Canada Life and GWL&A	2006 2005 2004	1,481,440 1,375,000 1,325,000	1,900,000 1,400,000 1,325,000	Nil Nil Nil	N/A N/A N/A	159,030 141,383 115,845
D.J. Devos President and Chief Operating Officer, Canada of Great-West, London Life and Canada Life	2006 2005 2004	782,917 585,000 555,000	723,807 382,181 1,500,000 (4) 378,510	Nil 325,000 Nil	N/A N/A N/A	N/A N/A N/A
W.L. Acton President and Chief Operating Officer, Europe of Great-West, London Life and Canada Life	2006 2005 2004	704,167 600,000 575,000	669,452 375,660 431,250	Nil Nil 40,000 (5)	N/A N/A 400,000 (6)	N/A N/A N/A

Name and Principal Position	Year	Annual Compensation (1)(2)		Long-Term Compensation Awards		
				Awards	Payouts	
		Salary ($)	Bonus ($)	Securities Under Options Granted (#)	LTIP Payouts ($)	All Other Compensation (7)
D.L. Wooden Executive Vice-President, Financial Services of GWL&A	2006	641,477	480,000 100,000 (3)	Nil	N/A	N/A
	2005	605,500	455,233 450,000 (4)	280,000 (5)	N/A	N/A
	2004	587,750	444,000	Nil	N/A	N/A
M.T.G. Graye Vice-President, Finance, United States of the Corporation; Executive Vice-President, Chief Financial Officer of GWL&A	2006	645,638	480,000	Nil	N/A	N/A
	2005	521,625	395,447 450,000 (4)	280,000 (5)	N/A	N/A
	2004	506,250	382,500	Nil	N/A	N/A
W.W. Lovatt Vice-President, Finance, Canada of the Corporation; Executive Vice-President and Chief Financial Officer of Great-West, London Insurance Group Inc., London Life, CLFC and Canada Life	2006	475,000	332,785	Nil	N/A	N/A
	2005	450,000	316,935	180,000 (5)	N/A	N/A
	2004	410,000	299,997	Nil	N/A	N/A
A. Guertin Vice-President, Finance, Europe of the Corporation; Vice-President, Chief Financial Officer, Europe of CLFC, Canada Life and London Life	2006	193,750	125,744	Nil	N/A	N/A
	2005	175,000	55,370	30,000 (5)	N/A	N/A
	2004	157,000	84,780	Nil	N/A	N/A

(1) Annual compensation is paid, and reported in these tables, in the currency of the country of residence of the Named Executive Officer. During the three years reported, Messrs. McFeetors, Devos, Acton, Lovatt and Guertin were resident in Canada and Messrs. Wooden and Graye were resident in the United States.

(2) The aggregate of perquisites and other personal benefits, securities or property provided to each Named Executive Officer in 2006 did not exceed the lesser of $50,000 and 10% of the total of the individual's annual salary and bonus.

(3) This is a special bonus paid in respect of the acquisition of certain retirement businesses from MetLife.

(4) This is a special bonus paid in respect of the integration of Canada Life's operations during the period July, 2003 to December 31, 2005.

(5) These options are regular options to subscribe for Common Shares ("Lifeco Regular Options"). Lifeco Regular Options are granted pursuant to the Corporation's Stock Option Plan which was approved by the Corporation's shareholders on April 24, 1996. Lifeco Regular Options expire 10 years after the date of the grant.

PENSION TABLE #3 – CANADA LIFE

Remuneration ($)	Years of Service				
	15	20	25	30	35
400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,200,000	660,000	880,000	1,100,000	1,320,000	1,540,000
2,400,000	720,000	960,000	1,200,000	1,440,000	1,680,000

The benefits shown in Pension Table #3 are aggregate benefits payable under Canada Life's defined benefit pension plan, Canada Life's supplemental retirement plan and the Canada Pension Plan. Remuneration is the greater of the annual average earnings (which includes regular salary and bonus) in the final three consecutive years preceding retirement and the annual average earnings in any three consecutive calendar years in the last 15 years preceding retirement. The normal form of pension is payable for the lifetime of the member, with a guarantee of a minimum of 60 months of payments. In the event of the member's death after the guarantee period, a surviving spouse is entitled to a lifetime pension equal to 60% of the member's pension.

2. Composition of Compensation Committees

The officers of the Corporation do not receive any base salary or incentive bonus from the Corporation for serving as officers of the Corporation but instead are compensated in their capacities as officers of major subsidiaries of the Corporation.

The Compensation Committees of the Boards of Directors of Great-West, London Life, GWL&A and Canada Life determine base salary and incentive bonus for their respective executive officers (other than for the President and Chief Executive Officer), and recommend for approval by their Boards the base salary and incentive bonus for the President and Chief Executive Officer.

While the Great-West, London Life, Canada Life and GWL&A Compensation Committees make recommendations from time to time with respect to the granting of stock options, it is the Corporation's Compensation Committee that is responsible for approving the granting of options to officers of subsidiaries of the Corporation under the Stock Option Plan.

The members of the Corporation's, Great-West's, London Life's and Canada Life's Compensation Committees are Messrs. Robert Gratton (Chairman), André Desmarais, Paul Desmarais, Jr., Michael Hepher, Daniel Johnson, David Nield and Jeffrey Orr. Messrs. Hepher and Nield were appointed to the Committees in May 2006, and Mr. Randall Moffat was a member of the Committees until May 2006 but did not stand for re-election to the Board last year. The members of GWL&A's Compensation Committee are Messrs. Robert Gratton (Chairman), André Desmarais, Paul Desmarais, Jr., Jeffrey Orr, Orest Dackow, John Bernbach, Brian Walsh and James Balog. Messrs. Bernbach and Dackow were appointed to the Committee in May 2006.

3. Report on Executive Compensation

The executive compensation programs adopted by the Corporation and its subsidiaries and applied to their executive officers (including the Named Executive Officers) are designed to attract, retain and reward qualified and experienced executives who will contribute to the success of those companies. Executive officers are

motivated through the programs to meet annual corporate, divisional, and individual performance goals and to enhance long-term shareholder and policyholder value.

The executive compensation programs consist of three components. Two components, base salary and incentive bonus, are determined by the Compensation Committees of Great-West, London Life, GWL&A and Canada Life for their respective executive officers other than the President and Chief Executive Officer, whose base salary and incentive bonus are recommended by the Compensation Committees for approval by their respective Boards of Directors. The third component is a long-term compensation component in the form of options for Common Shares. This component is determined and administered by the Compensation Committee of the Corporation. For the Named Executive Officers, the incentive bonus and stock option components are an essential part of their compensation.

(a) Base Salary

Base salaries for the executive officers of the Corporation's subsidiaries are set annually, having regard to the individual's job responsibilities, experience and proven or expected performance, as well as to market conditions. These salaries are based on data gathered by the Corporation's subsidiaries or by external professional compensation consultants.

(b) Incentive Bonus

To relate the compensation of the executive officers of the Corporation and its subsidiaries to the performance of those companies, an annual incentive bonus is provided. Target objectives are set annually, and are comprised of at least the following three elements:

(i) earnings, expense and sales targets of the relevant subsidiaries and/or a business unit within them; and/or

(ii) earnings of the Corporation; and/or

(iii) specific individual objectives related to strategic initiatives or acquisition related integration and/or synergy achievements.

These objectives are designed to be integrated with the relevant subsidiaries' overall goals and initiatives. Bonus opportunities are established against each objective at the beginning of each year.

Bonus opportunity is expressed as a percentage of base salary and varies by office. The President and Chief Executive Officer of the Corporation's major operating subsidiaries can earn bonuses of up to 75% of base salary if targets are met and of up to 125% of base salary if targets are exceeded by specified amounts. If targets are not met, he is not entitled to any bonus. The Presidents and Chief Operating Officers can earn bonuses of up to 100% of base salary if all targets are met, and the Executive Vice-Presidents and Senior Vice-Presidents can earn bonuses of up to 75% and 65% respectively of base salary if all targets are met. Lower bonus payments may be earned by them on partial achievements of bonus targets.

From time to time, special bonuses may be provided related to significant projects such as acquisitions.

(c) Stock Options

To provide a long-term component to the executive compensation program, certain officers and employees of the Corporation and/or its subsidiaries participate in the Stock Option Plan which was approved by the shareholders at the Corporation's annual meeting on April 24, 1996. A maximum of 37 million Common Shares, representing 4.15% of the Corporation's currently outstanding Common Shares, may be issued under the Stock Option Plan. To date, 18,766,050 Common Shares, representing 2.10% of the Corporation's currently outstanding Common Shares, have been issued under the Stock Option Plan. A total of 16,856,662 Common Shares, representing 1.89% of the currently outstanding Common Shares, remain issuable under

grants that have been made under the Stock Option Plan. Not more than 5% of the outstanding Common Shares may be reserved for issuance to any one person under the Stock Option Plan.

The Corporation's Compensation Committee is responsible for the granting of options to participants under the Stock Option Plan. The duties, responsibilities and contributions of participants to the success of the Corporation and its subsidiaries, together with market compensation data, are taken into account when the Committee determines whether, and how many, new option grants should be made. The granting of options is subject to the terms and conditions contained in the Stock Option Plan, and any additional terms and conditions fixed by the Compensation Committee at the time of the grant. The Compensation Committee sets the exercise price of the options, but under no circumstances can it be less than the weighted average trading price per Common Share on the Toronto Stock Exchange ("TSX") for the five trading days preceding the date of the grant. Options are either regular options or contingent options. Regular options are generally granted in five year allotments, become exercisable at the rate of 20% per year commencing one year after the date of the grant, and expire ten years following the date of the grant. Contingent options do not become exercisable unless and until conditions prescribed by the Compensation Committee have been satisfied, and generally expire ten years following the date of the grant. In the event of the death of a participant or the termination of a participant's employment, then the period within which the options may be exercised is generally reduced depending on the circumstances surrounding the death or termination of employment. Options are not assignable by participants otherwise than by will or pursuant to the laws of succession. The Corporation does not provide any financial assistance to participants to facilitate the purchase of Common Shares under the Stock Option Plan. Subject to any regulatory or shareholder approval required by law, the Board of Directors may currently amend the Stock Option Plan.

The Compensation Committee believes that long-term incentives in the form of stock options, with delayed vesting provisions, play an important part in aligning the interests of the executive officers with those of the Corporation's shareholders and in contributing to the achievement of the results that have been attained by the Corporation and its subsidiaries.

On March 2, 2007 the Board amended the Stock Option Plan to provide that the number of Common Shares issuable to insiders (as defined under TSX rules for this purpose) at any time under options issued and outstanding pursuant to the Stock Option Plan and under any other security based compensation arrangements (also as defined under applicable TSX rules) of the Corporation shall not exceed in the aggregate 10% of the Corporation's total issued and outstanding Common Shares, and that the number of Common Shares issued to insiders within any one year period under options issued and outstanding pursuant to the Stock Option Plan and under any other security based compensation arrangements of the Corporation shall not exceed in the aggregate 10% of the Corporation's total issued and outstanding Common Shares.

(d) Compensation of the President and Chief Executive Officer

R.L. McFeetors did not receive any base salary or annual incentive bonus from the Corporation in 2006 for serving in his capacity as President and Chief Executive Officer. The salary and bonus reported for him was earned, as in past years, in his capacity as President and Chief Executive Officer of major operating subsidiaries of the Corporation.

As President and Chief Executive Officer of major operating subsidiaries, Mr. McFeetors' compensation consists of a base salary and may also include a bonus component and/or participation in the Stock Option Plan. He is also entitled to participate in Great-West's contributory employee share ownership plans.

In fixing the compensation for Mr. McFeetors, the Compensation Committees of the relevant subsidiaries consider the criteria described above. The Committees also take into consideration his contributions through leadership in establishing strategic direction and in managing those subsidiaries, the effective development and growth of those subsidiaries, the growth in the value of the underlying assets of those subsidiaries, the financial performance of those subsidiaries, corporate acquisitions, the development of new investment opportunities and relationships for those subsidiaries, and market data relating to peer group compensation.

The Compensation Committees recognize that a substantial portion of such subsidiaries' activities are located outside of Canada and that accordingly the compensation arrangements for Mr. McFeetors should take into consideration compensation practices and levels in those other jurisdictions. In addition, the Committees consider it important that the compensation packages reflect the corporate culture. Compensation packages are heavily weighted toward long-term incentives, primarily stock options with delayed and contingent vesting provisions, in order to align his interests with the interests of the shareholders of the Corporation and with the Board's objective of providing long-term growth in value.

(e) Report presented jointly by:

The Corporation, Great-West, London Life and Canada Life Compensation Committees	**GWL&A Compensation Committee**
R. Gratton, Chairman	R. Gratton, Chairman
A. Desmarais	J. Balog
P. Desmarais, Jr.	J. Bernbach
M.L. Hepher	O.T. Dackow
D. Johnson	A. Desmarais
D.A. Nield	P. Desmarais, Jr.
R.J. Orr	R.J. Orr
	B.E. Walsh

4. Ten Year Total Shareholder Return Comparison

The following graph assumes that $100 was invested on December 31, 1996 in Common Shares, in the S&P/TSX Composite Index, and in the TSX Financial Services Index.


CUMULATIVE VALUE OF A $100 INVESTMENT
ASSUMING REINVESTMENT OF DIVIDENDS
1000
900
800
700
600
500
400
300
200
100
0
GWO
TSX FIN SVCS
S&P/TSX
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
GWO	100.00	185.57	255.36	234.70	382.73	361.50	402.94	506.09	610.14	721.68	819.05
TSX FIN SVCS	100.00	153.41	157.77	140.79	210.21	217.98	212.43	271.98	326.10	404.12	481.75
S&P/ TSX	100.00	114.98	113.16	149.04	160.08	139.96	122.55	155.30	177.79	220.68	258.78

5. Compensation of Directors

The Directors of the Corporation also serve as Directors of Great-West, London Insurance Group Inc. ("LIG"), London Life, CLFC and Canada Life. A number of them also serve as Directors of GWL&A and other subsidiaries of the Corporation, and most of the Directors serve on Committees of the Boards of the Corporation and of its major subsidiaries. For serving in these capacities the Directors are paid, by the Corporation or its subsidiaries, an annual retainer of $75,000 ($45,000 of which is paid in deferred share units of the Corporation ("Deferred Share Units") pursuant to the mandatory Deferred Share Unit Plan described below), the Chairman of the Boards is paid an annual retainer of $25,000, the Chairman of the Executive Committees is paid an annual retainer of $50,000, the Chairman of the Investment Committees is paid an annual retainer of $40,000, the Chairman of the Audit Committees is paid an annual retainer of $20,000, the Chairman of the Conduct Review Committees is paid an annual retainer of $10,000, and each member of the Audit Committees is paid a retainer of $3,000. Directors also receive attendance fees per meeting attended and are reimbursed for incidental expenses.

The following chart shows the compensation paid to each non-management Director for services as a Director of the Corporation and its subsidiaries in respect of the financial year ended December 31, 2006. The retainers and meeting fees are in respect of Board and Committee services to the Corporation, Great-West, LIG, London Life, London Reinsurance Group Inc., CLFC, Canada Life, Canada Life Capital Corporation Inc., Canada Life Irish Holding Company Limited, The Canada Life Group (U.K.) Limited, GWL&A, and First Great-West Life & Annuity Insurance Company.

Lifeco Directors' Compensation
In Canadian Dollars

	Board Retainer ($)	Board Meeting Fees ($)	Chairman Retainer ($)	Committee Retainer ($)	Committee Meeting Fees ($)	Total Compensation ($)	Total Fees Allocated to DSU (%)	
							Retainer	Attendance
Asper, G.S.	75,000	12,000	N/A	3,000	8,000	98,000	60%	0%
Dackow, O.T.	87,398	27,967	N/A	5,827	78,075	199,266	56%	0%
Desmarais, A.	75,000	24,000	N/A	N/A	72,000	171,000	100%	100%
Desmarais, P. Jr.	75,000	22,000	N/A	5,000	53,500	155,500	56%	0%
Gratton, R.	75,000	26,000	115,000 (1)	N/A	76,000	292,000	100%	100%
Hepher, M.L.	116,083	19,700	22,824	10,988	25,520	195,116	0%	0%
Johnson, D.	75,000	18,000	N/A	N/A	42,000	135,000	60%	0%
Kavanagh, K.P.	75,000	26,000	6,593	N/A	52,000	159,593	60%	0%
Kruyt, P.	75,000	18,000	N/A	N/A	0	93,000	60%	0%
Mazankowski, D.F.	75,000	18,000	N/A	N/A	45,000	138,000	80%	0%
McCallum, W.T.	87,398	30,298	271,903 (2)	5,827	11,653	407,078	56%	0%
Nickerson, J.E.A.	75,000	26,000	20,000	3,000	36,000	160,000	60%	0%
Nield, D.A.	125,644	38,776	N/A	9,462	84,171	258,053	35%	0%
Orr, R.J.	75,000	26,000	N/A	N/A	68,000	169,000	100%	100%
Plessis-Bélair, M.	75,000	26,000	N/A	3,000	68,000	172,000	60%	0%
St-Germain, G.	75,000	16,000	N/A	3,000	38,000	132,000	100%	100%
Szathmáry, E.J.E.	49,451	10,000	N/A	N/A	2,000	61,451	97%	0%
Taylor, M.J.	49,451	10,000	N/A	N/A	0	59,451	60%	0%
Veilleux, G.	75,000	16,000	N/A	3,000	8,000	102,000	60%	0%

(1) This amount represents the retainers paid to Mr. Gratton as Chairman of the Boards and Chairman of the Executive Committees of the Corporation, Great-West, LIG, London Life, CLFC, Canada Life and GWL&A, and as Chairman of the Investment Committees of Great-West, London Life, Canada Life, and GWL&A.

(2) This amount represents the retainer paid to Mr. McCallum as Vice-Chairman of GWL&A.

The above amounts are generally paid in the currency of the country of residence of the Director.

Great-West has both a voluntary Deferred Share Unit Plan and a mandatory Deferred Share Unit Plan (the "Voluntary Plan" and the "Mandatory Plan" respectively) for its Directors to promote a greater alignment of interests between the Directors and the shareholders of the Corporation. Under the Voluntary Plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of Deferred Share Units, entirely in cash, or equally in cash and Deferred Share Units. Under the Mandatory Plan, which was created as of April 29, 2004, each Canadian resident Director receives $45,000 of his or her annual retainer in the form of Deferred Share Units. In both cases the number of Deferred Share Units granted is determined by dividing the amount of remuneration payable to the Director by the weighted average trading price per Common Share on the TSX for the last five trading days of the preceding fiscal quarter (such weighted average trading price being the "value of a Deferred Share Unit"). Directors receive additional Deferred Share Units in

(h) increasing or deleting the percentage limit on Common Shares issuable or issued to insiders under the Plan (such limit being 10% of the Corporation's total issued and outstanding Common Shares); or

(i) increasing or deleting the percentage limit on Common Shares reserved for issuance to any one person under the Plan (such limit being 5% of the Corporation's total issued and outstanding Common Shares);

unless the amendment results from the application of the anti-dilution provisions set forth in Section 8 of the Plan.

Examples of the types of amendments to the Plan or an option that the Board will be able to make without shareholder approval include, without limitation:

(a) housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

(b) a change to the termination provisions of the Plan or of an option as long as the change does not permit the Corporation to grant an option with a termination date of more than 10 years from the date of grant or to extend an outstanding option's termination date beyond such date; and

(c) a change deemed necessary or desirable to comply with applicable law or regulatory requirements other than those specified above as requiring approval of the shareholders.

2. Expiry Dates During Blackout Periods

The TSX recognizes that many public companies have internal policies prohibiting certain employees from buying or selling the company's securities and, in some cases, from exercising stock options, during specific periods. The times that these restricted employees are not permitted to trade in a company's securities are often called "blackout periods". The TSX has stated that such policies are an example of good corporate governance. Such policies assist in fostering compliance with legal requirements that prohibit trading in a public company's securities when individuals have material information about the company that has not been disclosed to the public. A blackout period is designed to prevent a person from trading with knowledge of inside information that is not yet available to other shareholders or investors.

A blackout period typically occurs during a specified period before and after the day that a company announces its quarterly or annual earnings. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering, such as a merger or an acquisition.

The TSX recognizes that this may result in an unintended penalty to employees who are prohibited from exercising expiring options during a blackout period because of their company's internal trading policies. As a result, the TSX now permits companies to extend the terms of options that would otherwise expire during a blackout period.

The Corporation has had, for some time, an insider trading policy which provides for blackout periods of the type described above.

Accordingly, on March 2, 2007, consistent with the new TSX rules, the Board approved an amendment to the Plan to reflect the greater flexibility permitted by the TSX in this regard, so that if options granted under the Plan would otherwise expire during a blackout period or within ten business days of the end of a blackout period, the expiry date for the option will be extended to the tenth business day after the expiry date of the blackout period.

3. Extension of the Plan to Key Associates

Participation in the Plan is currently limited to officers and employees of the Corporation and its affiliates. The Board believes that it would be in the best interests of the Corporation to amend the Plan so as to permit the Corporation, in the appropriate circumstances, to grant options to "key associates" (who are neither officers nor employees) whom the Corporation or its affiliates might wish to retain on a consulting or other basis.

Accordingly, on March 2, 2007 the Board approved an amendment to the Plan which will permit options to be granted to key associates of the Corporation.

4. Increase in Maximum Number of Shares

The maximum number of Common Shares that may be issued under the Plan is currently fixed at 37,000,000. As of March 4, 2007, 18,766,050 Common Shares, had been issued under the Plan, and options to acquire 16,856,662 Common Shares (being 1.89% of the issued and outstanding Common Shares) had been granted and were outstanding. Accordingly, as of that date, options to acquire a further 1,369,288 Common Shares (being 0.15% of the issued and outstanding Common Shares) were available to be granted under the Plan.

The Board of Directors believes that it would be appropriate to increase the number of Common Shares available under the Plan. The Plan is an important part of the Corporation's compensation program. It rewards employees for superior performance and motivates them to enhance shareholder value, and helps the Corporation attract and retain talented personnel in an increasingly competitive employment market. By increasing the number of Common Shares available for issue under the Plan, the Corporation and its affiliates will be able to continue to maintain an attractive and competitive total compensation program for key officers, employees and associates. Accordingly, on March 2, 2007, the Board of Directors amended the Plan, subject to the approval of the shareholders, to provide that the maximum number of Common Shares reserved for issuance under the Plan be increased by 15,600,000 (being 1.75% of the issued and outstanding Common Shares). If the increase is approved by the shareholders, the maximum number of Common Shares available for future option grants under the Plan would be 16,969,288, (being 1.90% of the issued and outstanding Common Shares), and the maximum number of Common Shares that may hereafter be issued under the Plan would be 33,825,950 (being 3.79% of the issued and outstanding Common Shares). Through its normal course issuer bid program, the Corporation purchases for cancellation Common Shares in the secondary market and thereby largely offsets any dilution that may otherwise result from the stock option program.

5. Resolution Relating To Stock Option Plan Amendments

The TSX has conditionally approved the foregoing amendments to the Plan, subject to the approval of the holders of the Common Shares and First Preferred Shares. Accordingly, the holders of the Common Shares and First Preferred Shares will be asked at the Meeting, or any adjournment thereof, to consider and, if deemed advisable, to pass the following resolution:

RESOLVED that the amendments to the Stock Option Plan adopted by the Board of Directors of the Corporation on March 2, 2007 and described in the Management Proxy Circular dated March 4, 2007, be approved.

The Board recommends that holders of Common Shares and First Preferred Shares vote in favour of the resolution. In the absence of instructions to the contrary, the management representatives designated in the enclosed form of proxy will vote in favour of the resolution.

In order to be approved, the resolution must be passed by a majority of the votes cast collectively by the holders of the Common Shares and First Preferred Shares present in person or represented by proxy at the Meeting.

CORPORATE GOVERNANCE

The Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Corporation believes that sound corporate governance is essential to the well being of the Corporation and its shareholders.

The Corporation is an international financial services holding company, with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Corporation has operations in Canada and internationally through Great-West, London Life and Canada Life, and in the United States through GWL&A and Canada Life. Corporate governance practices are completely integrated between the Corporation and Great-West, London Life, Canada Life and GWL&A. The directors of Great-West, London Life and Canada Life are the same as the Directors of the Corporation, and most of the directors of GWL&A are also Directors of the Corporation. Each of Great-West, London Life, Canada Life and GWL&A has adopted essentially the same Board and Committee mandates and other governance structures, processes and practices as the Corporation, and the Board of the Corporation monitors whether the mandates and other governance structures, processes and practices have been implemented and/or followed by these subsidiaries.

In 2005, the Canadian Securities Administrators (the "CSA") adopted National Policy 58-201 - Corporate Governance Guidelines (the "Policy") which sets forth a number of suggested guidelines on corporate governance practices (the "CSA Guidelines"). Issuers are encouraged to consider the CSA Guidelines in developing their own corporate governance practices.

In the Board's view, no single corporate governance model is superior or appropriate in all respects. The Board believes that the Corporation's governance system is effective and is appropriate to its circumstances, and that there are in place appropriate structures and procedures to ensure the Board's independence from management and to ensure that actual or potential conflicts of interest between the Corporation and any of its affiliates are dealt with appropriately. Furthermore, any review of governance practices should include consideration of long-term returns to shareholders, as the Board believes this to be an important indicator of the effectiveness of a governance system.

Board of Directors

The mandate of the Board, which it discharges directly or through one of the five Board Committees, is to supervise the management of the business and affairs of the Corporation, and includes responsibility for strategic planning, review of operations, disclosure and communication policies, oversight of financial and other internal controls, corporate governance, director orientation and education, senior management compensation and oversight, and Director compensation and assessment. The primary mandate of the Executive Committee is, on an ongoing basis, to approve strategic goals and objectives for the Corporation, to review and approve, and to monitor the implementation of, the Corporation's annual business, financial and capital plans, to approve disclosure and communication policies, and to supervise the management of the business and affairs of the Corporation when the Board is not in session. The primary mandate of the Audit Committee is to review the financial statements of the Corporation and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditors, to oversee the work of the internal auditor, and to review, evaluate and approve the internal control procedures that are implemented and maintained by management. The primary mandate of the Compensation Committee is to approve compensation policies and guidelines for employees of the Corporation, to approve compensation arrangements for senior officers of the Corporation, to recommend to the Board compensation arrangements for the Directors and for the President and Chief Executive Officer, to manage incentive compensation plans and equity compensation plans, and to review succession plans for senior management. The primary mandate of the Governance and Nominating Committee is to oversee the Corporation's approach to governance issues, to recommend to the Board effective corporate governance policies and processes, to assess the effectiveness of the Board of

Directors, of Committees of the Board and of the Directors, and to recommend to the Board candidates for election as directors and candidates for appointment to Board Committees. The primary mandate of the Conduct Review Committee is to recommend to the Board procedures for the consideration and approval of transactions with related parties and to review and, if deemed appropriate to approve, related party transactions, and to recommend to the Board a code of business conduct and ethics applicable to directors, officers and employees of the Corporation. The Great-West, London Life, Canada Life and GWL&A Boards and Committees have similar mandates and, in addition, each of those companies has an Investment Committee whose primary mandate is to review the investment of its funds and to monitor adherence to the investing and lending policies, standards, procedures and guidelines that have been approved by the Boards or by the appropriate Board Committees of those companies.

(a) Independence of Directors

The CSA Guidelines provide that a director is "independent" of an issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of the director's independent judgment. The Corporation's Board of Directors agrees with this approach to assessing director independence.

However, the CSA Guidelines go on to provide that a director is considered to have such a direct or indirect relationship with an issuer (and thus not to be independent) if the director is, or has been within the last three years, an executive officer or an employee of the issuer's parent corporation. The Board of Directors of the Corporation strongly disagrees with this view of deemed non-independence. The Board believes that the presumption that an executive officer of a parent corporation is unable to exercise independent judgment in discharging his or her duties to the issuer is unfounded and without merit (in fact, the Board believes that shareholders of the Corporation expect that the Directors who are affiliated with Power Financial, as a majority shareholder, will participate actively in the governance of the Corporation at the Board and Committee levels). In the view of the Board, the determination of director independence should be based upon whether or not the director is independent of the issuer's management, and whether or not the director has any other relationships with the issuer which could reasonably be expected to interfere with the exercise of the director's independent judgment. In the Board's view, that is a question of fact that should be determined by the issuer's board of directors on a case by case basis without reference to any presumptions such as the CSA has made.

The CSA has acknowledged the concerns expressed by some reporting issuers as to whether the CSA's view of director independence is appropriate to companies such as the Corporation which have a majority shareholder. Thus, the Policy states that the CSA "intend[s], over the next year, to carefully consider these concerns in the context of a study to examine the governance of controlled companies" and that it "will consider whether to change how this Policy...treat[s] controlled companies". The Board of Directors of the Corporation notes the importance to investors, large or small, of this undertaking by the CSA.

(b) Resolution of Conflicts

It is the duty of the Board to supervise the management of the business and affairs of the Corporation for the benefit of all shareholders. In discharging this duty, the Board identifies and resolves any conflicts that might arise between the interests of the Corporation and the interests of Power Financial and its affiliates. It has been a long-standing policy of the Corporation to have transactions between the Corporation and Power Financial (or its affiliates) reviewed by Directors who are neither officers nor employees of Power Financial or any of its affiliates. The Corporation is a holding company, and to the extent that transactions that may present a conflict arise they are more likely to arise at Great-West, London Life or Canada Life. Each of those companies is a regulated financial institution that is required by law to have a conduct review committee that establishes procedures for the review of proposed related party transactions to ensure that any such transactions are on terms and conditions at least as favourable to those companies as market terms and conditions. These conduct review committees are composed of directors who are independent of the management of Great-West, London Life and Canada Life and who are neither officers nor employees of Power Financial or any of its affiliates.

The Corporation has recently established its own Conduct Review Committee composed entirely of Directors who are independent of management and who are neither officers, employees or directors of Power Financial or any of its affiliates (except that the members of the Committee are Directors of the Corporation and certain of its subsidiaries). The Corporation's Conduct Review Committee reviews all proposed transactions with related parties of the Corporation and approves only those transactions that it deems appropriate.

Board Membership

The Board of the Corporation is currently comprised of 20 Directors, although as described earlier in this Circular the shareholders will be asked at the Meeting to consider a special resolution to increase the number of directors to 23. In the Board's view, 19 of the 20 current Directors, namely Orest T. Dackow, Donald F. Mazankowski, Jerry E. A. Nickerson, Guy St-Germain, Gail S. Asper, Michael L. Hepher, Daniel Johnson, Kevin P. Kavanagh, David A. Nield, Dr. Emőke J.E. Szathmáry, André Desmarais, Paul Desmarais, Jr., Robert Gratton, Peter Kruyt, William T. McCallum, R. Jeffrey Orr, Michel Plessis-Bélair, Murray J. Taylor and Gérard Veilleux, as well as Marcel R. Coutu, H. David Graves and V. Peter Harder (who are not currently Directors of the Corporation but will be nominated for election as Directors at the Meeting), are independent of management and have no other relationships that could reasonably interfere with the exercise of their independent judgment in discharging their duties to the Corporation. R.L. McFeetors, President and Chief Executive Officer of the Corporation, is not independent.

The following Directors of the Corporation are also independent within the meaning of the CSA Guidelines, namely Orest T. Dackow, Michael L. Hepher, Donald F. Mazankowski, Jerry E. A. Nickerson, Guy St-Germain, Gail S. Asper, Kevin P. Kavanagh, David A. Nield and Dr. Emőke J.E. Szathmáry. Marcel R. Coutu, H. David Graves and V. Peter Harder are also independent within the meaning of the CSA Guidelines.

The following Directors of the Corporation are considered not to be independent within the meaning of the CSA Guidelines, namely André Desmarais, Paul Desmarais, Jr., Robert Gratton, Peter Kruyt, William T. McCallum, Daniel Johnson, Raymond L. McFeetors, R. Jeffrey Orr , Michel Plessis-Bélair, Murray J. Taylor and Gérard Veilleux. With the exception of R.L. McFeetors, who is the President and Chief Executive Officer of the Corporation, W.T. McCallum, who is the Vice-Chairman of GWL&A, and M.J. Taylor, who is Co-President and Chief Executive Officer of IGM Financial Inc. and President and Chief Executive Officer of Investors Group Inc., both of which are subsidiaries of Power Financial, all of these Directors are executive officers of Power or of Power Financial or otherwise receive some compensation from Power and/or Power Financial, and on that basis alone are considered by the CSA Guidelines to be non-independent.

If the proposed nominees are elected as Directors of the Corporation at the Meeting, a majority of the Corporation's Directors will be independent of the Corporation, even within the meaning of the CSA Guidelines. Furthermore, as previously mentioned it is the opinion of the Board that except for Raymond L. McFeetors, all of the Directors standing for election or re-election are independent of management, and have no other relationships that could reasonably interfere with the exercise of their independent judgment in discharging their duties to the Corporation.

Meetings of Independent Directors

The Directors on the Board and on most Board Committees who are independent of management periodically meet without members of management in attendance. The Board and the Executive Committee meet twice a year without management present, the Audit Committee meets five times a year without management present, the Compensation Committee meets three times a year without management present, and the Governance and Nominating Committee meets twice a year without management present. The Directors who are independent within the meaning of the CSA Guidelines do not hold regularly scheduled meetings at which the deemed non-independent Directors and members of management are not in attendance.

Committee Membership

The Audit Committee and the Conduct Review Committee are composed entirely of Directors who are independent within the meaning of the CSA Guidelines. The Compensation Committee and the Governance and Nominating Committee are composed entirely of Directors who are independent of management and, in the Board's view, this ensures an objective process for determining compensation for the Corporation's Directors and officers and an objective process for the nomination of directors. However, some members of the Governance and Nominating Committee and some members of the Compensation Committee are considered not to be independent within the meaning of the CSA Guidelines only because they are executive officers of Power or Power Financial. All but one of the Directors on the Executive Committee is independent of management.

Chairman of the Board

The Chairman of the Board is independent of management, and in the Board's view has no other relationships that could reasonably interfere with the exercise of his independent judgment or with his leading the Board to exercise independent judgment on matters that come before it. However, he is considered not to be an independent Director within the meaning of the CSA Guidelines, only because he was the President and Chief Executive Officer of Power Financial until May 9, 2005 and is currently the Chairman of Power Financial.

Director Affiliations

All of the current Directors of the Corporation are also Directors of Great-West, London Life, CLFC and Canada Life. A number of the current and proposed Directors of the Corporation are also directors of other companies that are reporting issuers (or the equivalent) in Canada or foreign jurisdictions. The information as to the other public companies on whose boards Directors and proposed Directors of the Corporation serve is disclosed with the Directors' biographical information earlier in this Circular.

Directors Attendance

The attendance record of each Director for all Board and Board Committee meetings held since the beginning of the Corporation's most recently completed financial year is as follows:

Director	Board Meetings Attended	Committee Meetings Attended
G. S. Asper (1)(5)	5 of 7	2 of 5
O. T. Dackow (2)	6 of 7	4 of 4
A. Desmarais (2)(3)(4)	7 of 7	10 of 10
P. Desmarais, Jr. (2)(3)(4)	6 of 7	5 of 10
R. Gratton (2)(3)(4)	7 of 7	10 of 10
M. L. Hepher (1)(3)(a)	3 of 3	2 of 2
D. Johnson (2)(3)	7 of 7	7 of 7
K. P. Kavanagh (2)(4)(5)	7 of 7	7 of 7
P. Kruyt	7 of 7	N/A
D. F. Mazankowski (2)(4)	7 of 7	5 of 5
W. T. McCallum (b)	7 of 7	1 of 1
R. L. McFeetors (2)	7 of 7	4 of 4
J. E. A. Nickerson (1)(2)	7 of 7	9 of 9
D. A. Nield (3)(4)(5)	7 of 7	4 of 4
R. J. Orr (2)(3)(4)	7 of 7	6 of 6
M. Plessis-Bélair (2)	7 of 7	4 of 4
G. St-Germain (1)(2)	6 of 7	7 of 9
E. J. E. Szathmáry(a)	3 of 3	N/A
M. J. Taylor(a)	3 of 3	N/A
G. Veilleux	6 of 7	N/A

(1) Member of the Audit Committee
(2) Member of the Executive Committee
(3) Member of the Compensation Committee
(4) Member of the Governance and Nominating Committee
(5) Member of the Conduct Review Committee.
(a) Elected May 4, 2006
(b) Resigned as a Member of the Executive Committee May 4, 2006

Board and Committee Mandates

The Board has adopted a Charter for itself and for each of its five Committees. The Board Charter is attached as Schedule "A". In addition to the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee, the Board has established an Executive Committee and a Conduct Review Committee. The mandates of these committees are described earlier in this Circular.

Chairmen and CEO Position Descriptions

The Board has approved written position descriptions for the Chairman of the Board and for the Chairman of each Board Committee. In general terms, the Chairman of the Board and the Chairmen of the Board Committees are responsible for ensuring that the Board or Committee is able to fulfill its duties and responsibilities in an effective manner, for planning and organizing the activities of the Board or of the

Committee, for ensuring that delegated Committee functions are carried out and reported as necessary, for facilitating effective interaction with management, and for engaging outside advisors where necessary.

The Board has approved a written position description for the President and Chief Executive Officer (the "CEO"). In general terms the CEO is responsible for managing the strategic and operational performance of the Corporation in accordance with the goals, policies and objectives set from time to time by the Board, including developing for the Board's approval the Corporation's strategic plans and initiatives and developing sound operating strategies to implement such plans, for managing the day-to-day operations of the Corporation, for developing and implementing policies to identify and manage the risks inherent in the Corporation's businesses, for setting an operational environment that is performance driven, for assisting the Board with succession planning, and for representing the Corporation to its major stakeholders.

Orientation and Continuing Education

The Governance and Nominating Committee is responsible for Director orientation and education. All newly elected directors are provided with a comprehensive orientation as to the nature and operation of the business and affairs of the Corporation and as to the role of the Board and its Committees. Existing Directors are periodically updated in respect of these matters.

In order to orient new directors as to the nature and operation of the Corporation's business, they are also given the opportunity to meet with members of the Corporation's executive management team and with members of the executive management teams of the Corporation's major operating subsidiaries to discuss their businesses and activities.

The orientation program is designed to assist the Directors in fully understanding the nature and operation of the Corporation's business (and the businesses of its major operating subsidiaries), the role of the Board and its Committees, and the contributions that individual Directors are expected to make.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") that governs the conduct of the Corporation's Directors, officers and employees. A copy of the Code of Conduct is available on the SEDAR website (www.sedar.com), or may be obtained by contacting the Corporation's Chief Compliance Officer.

The Board oversees compliance with the Code of Conduct through the Corporation's Chief Compliance Officer who monitors compliance with the Code of Conduct and reports to the Audit Committee on such compliance at least annually. Officers and employees must report known and suspected breaches of the Code of Conduct to the Chief Compliance Officer, and Directors must report known and suspected breaches to the Corporation's senior legal officer or to the Chairman of the Board. All reported breaches and results of investigations are reported to the Audit Committee by the Chief Compliance Officer.

All employees and Directors of the Corporation (and of the Corporation's subsidiaries) are required to confirm annually their understanding of, and agreement to comply with, the Code of Conduct (which contains the Corporation's Conflict of Interest Policy), and pursuant to the Code of Conduct all employees and Directors must disclose any actual or potential conflicts of interest to their supervisor or, in the case of Directors, to the Corporation's senior legal officer or to the Chairman of the Board.

There have been no material change reports filed that pertain to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct.

In order to ensure that Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or an executive officer has a material interest, the Director or executive officer having a conflict of interest must declare his/her interest and excuse himself or herself from the meeting during

the consideration of and voting on that particular matter. If a conflict of interest arises on a non-material matter, the Director must declare his/her interest and abstain from discussion and voting.

Any potential conflicts that may arise between the Corporation and Power Financial or its affiliates are dealt with by the Conduct Review Committee as described earlier in this Circular.

Nomination and Assessment of Directors

The Board has established a Governance and Nominating Committee which is responsible for identifying new candidates for board nomination and for recommending to the Board qualifications for Directors including, among other things, the competencies, skills, experience, and level of commitment required to fulfill Board responsibilities. After considering the competencies and skills that existing Directors possess and that each new nominee will bring to the Board, and after considering the appropriate level of representation on the Board by Directors who are independent of management and who are neither officers nor employees of any affiliates of the Corporation, the Committee identifies candidates qualified for Board membership, and recommends to the Board nominees to be placed before the shareholders at the next annual meeting. The Governance and Nominating Committee is also responsible for assessing the effectiveness of the Board, of Board Committees, and of the Directors.

Compensation Committee

The Board has established a Compensation Committee which is responsible for approving (or, in the case of the CEO, recommending to the Board for approval) the compensation for the senior officers of the Corporation. The Compensation Committee also recommends to the Board for approval the compensation arrangements for the Directors, for the Chairman of the Board, for the Chairmen of Board Committees and for members of Board Committees. The Compensation Committee also approves compensation policies and guidelines applicable to employees, it recommends for approval by the Board such incentive compensation plans, equity compensation plans, registered pension plans, supplemental pension plans and other compensation plans for employees as it deems appropriate, and it manages the Corporation's incentive compensation plans and equity compensation plans. The Boards of the Corporation's major operating subsidiaries have also established Compensation Committees with similar mandates.

Further particulars of the process by which compensation for the Corporation's Directors and officers is determined is set forth in this Circular under the heading "EXECUTIVE COMPENSATION".

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Securityholders may contact the Associate Secretary, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5 to request copies of the Corporation's financial statements and Management's Discussion & Analysis. Financial information is provided in the Corporation's comparative financial statements and Management's Discussion & Analysis for its most recently completed financial year.

The Corporation reserves the right to charge a reasonable fee if the request is made by a person who is not a securityholder of the Corporation.

The information about the Corporation's Audit Committee required by Section 5.1 of Multilateral Instrument 52-110 may be found under the heading "Audit Committee Information" in the Corporation's 2006 Annual Information Form which has been filed on SEDAR.

PROPOSALS

The Corporation must receive a proposal for any matter that a person entitled to vote proposes to raise at next year's annual meeting of shareholders on or before December 2, 2007.

APPROVAL OF MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

March 4, 2007

S.A. Wagar,
Vice-President,
General Counsel and Secretary

SCHEDULE "A"

BOARD MANDATE

GREAT-WEST LIFECO INC.

BOARD OF DIRECTORS CHARTER

SECTION 1. MEMBERSHIP

The Board of Directors (the "Board") shall consist of not less than seven Directors, at least two-thirds of whom shall be, at the time of each Director's election or appointment, resident Canadians. A majority of the Directors shall be neither officers nor employees of the Corporation or of any of its subsidiaries.

SECTION 2. PROCEDURAL MATTERS

In connection with the discharge of its duties and responsibilities, the Board shall observe the following procedures:

1. **Meetings.** The Board shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder. The Board may meet at any place within or outside of Canada.

2. **Advisors.** The Board may, at the Corporation's expense, engage such outside advisors as it determines necessary or advisable to permit it to carry out its duties and responsibilities.

3. **Quorum.** A quorum at any meeting of the Board shall be a majority of the Board members.

4. **Secretary.** The Chairman (or, in the absence of the Chairman, the acting Chairman) of the Board shall appoint a person to act as secretary of meetings of the Board.

5. **Calling of Meetings.** A meeting of the Board may be called by the Chairman of the Board, by the Chairman of the Executive Committee, by such other Director as may from time to time be authorized by the Chairman of the Board, or by a majority of the Directors, on not less than 48 hours notice to the members of the Board specifying the place, date and time of the meeting. Meetings may be held at any time without notice if all members of the Board waive notice. If a meeting of the Board is called by anyone other than the Chairman of the Board, the person[s] calling such meeting shall so advise the Chairman of the Board.

6. **Board Meeting Following Annual Meeting.** As soon as practicable after each annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected Directors as are then present, provided that they constitute a quorum, at which meeting the Directors may appoint officers, may appoint the Chairman of the Board, may appoint members to and the Chairman of each Board Committee, and may transact such other business as comes before the meeting.

SECTION 3. DUTIES AND RESPONSIBILITIES

The Board shall supervise the management of the business and affairs of the Corporation and shall exercise, as appropriate, the powers vested in and exercisable by the Board pursuant to applicable laws and regulations. Without limiting the generality of the foregoing, the Board shall have the following duties and responsibilities, which it may discharge either directly or indirectly through one or more Committees of the Board. In fulfilling its duties and responsibilities, the Board will rely on the information, advice and recommendations provided to it by management, but will exercise independent judgment:

1. **Strategic Planning.** The Board shall approve strategic goals and objectives for the Corporation, and in so doing it shall review trends and opportunities for the Corporation's businesses and the strengths and weaknesses of same, it shall review the risks associated with the Corporation's diverse businesses, and it shall consider and approve management's strategic plans and initiatives. The Board shall also review and approve the Corporation's annual business, financial, and capital management plans.

2. **Review of Operations.** The Board shall:

   (a) monitor the implementation by management of the approved business, financial, and capital management plans, and shall monitor financial and operating results and other material developments;

   (b) monitor the implementation and maintenance by management of appropriate systems, policies, procedures and controls to manage the risks associated with the Corporation's businesses and operations;

   (c) approve significant acquisitions and dispositions, financings and other capital market transactions, capital management decisions, and other significant business and investment decisions and transactions; and

   (d) review and monitor those operational issues, including those of a regulatory nature, which in the view of management or the Board may have a potential material impact on the Corporation's ongoing business, affairs, and/or reputation.

3. **Disclosure and Communication Policies.** The Board shall:

   (a) approve policies with respect to the accurate, timely and full public disclosure of material information while maintaining confidentiality where necessary and permitted, and shall, where appropriate, review specific disclosure documents; and

   (b) approve appropriate communication policies respecting the communication of information to the Corporation's stakeholders and regulators.

4. **Financial Control.** The Board shall monitor the integrity of the Corporation's financial reporting systems and the effectiveness of the Corporation's internal controls and management information systems by:

   (a) overseeing the establishment and maintenance by management of appropriate internal and external audit and financial control systems;

   (b) reviewing reports provided by management on material deficiencies in, or material changes to, internal controls;

(c) reviewing and approving the Corporation's annual and interim financial statements and Management's Discussion and Analyses, the Corporation's Annual Information Forms, and other public disclosure documents containing financial information; and

(d) overseeing compliance with applicable audit, accounting and reporting requirements.

5. **Corporate Governance.** The Board shall oversee the development of the Corporation's approach to corporate governance, including the development of corporate governance policies, principles and guidelines, and shall approve such policies, principles and guidelines as it deems appropriate.

6. **Senior Management.** The Board shall:

(a) approve a position description for, and the appointment of, the President and Chief Executive Officer (the "CEO"), and review and approve the criteria relevant to the CEO's compensation, evaluate the CEO's performance relative to that criteria, and fix the compensation of the CEO based on such evaluation;

(b) approve the appointment of senior management, approve their compensation, and oversee the evaluation of their performance;

(c) approve incentive compensation plans, equity compensation plans and other compensation plans for senior management, and approve compensation policies and guidelines applicable to employees of the Corporation; and

(d) oversee the succession planning processes of the Corporation with respect to senior management.

7. **Director Orientation and Education.** All newly elected Directors shall be provided with a comprehensive orientation as to the nature and operation of the business and affairs of the Corporation and as to the role and responsibilities of the Board, of Board Committees, and of each Director, and existing Directors shall be periodically updated in respect of the foregoing.

8. **Code of Conduct.** The Board shall support management in maintaining a culture of integrity throughout the Corporation. The Board shall adopt a code of business conduct and ethics (the "Code") to promote integrity and deter wrongdoing that is applicable to Directors, officers and employees of the Corporation and that addresses, among other things, conflicts of interest (including procedures to identify and resolve conflicts and potential conflicts), protection and proper use of corporate assets and opportunities, confidentiality and use of confidential information, whistleblowing, fair dealing with the Corporation's security holders, customers, suppliers, competitors and employees, compliance with applicable laws, rules and regulations, and the reporting of illegal or unethical behaviour, and shall require management to establish processes and procedures to monitor compliance with the Code.

9. **Chairman of the Board.** The Board shall approve a position description for the Chairman of the Board.

10. **Board Committees.** The Board shall:

(a) establish an Executive Committee, an Audit Committee, a Conduct Review Committee, a Governance and Nominating Committee, and a Compensation Committee, and may establish such other Committees as it deems advisable to assist it in discharging its duties under this Charter, and may establish Committee charters and otherwise delegate to those Committees such duties and responsibilities as may be permitted by law and as it deems necessary or advisable;

(b) approve position descriptions for the Chairman of each Board Committee; and

(c) satisfy itself that each of its major operating subsidiaries has established, in addition to the Committees referred to in (a) above, an Investment Committee.

11. **Director Compensation and Assessment**. The Board shall:

(a) approve compensation arrangements for the Directors, for the Chairman of the Board, and for the Chairmen and members of Board Committees; and

(b) assess, on a regular basis, the structure, composition, effectiveness and contribution of the Board, of all Committees of the Board, and of the Directors.

12. **Subsidiary Oversight.** In discharging its duties and responsibilities hereunder, the Board shall:

(a) satisfy itself that each of its major subsidiaries has Board and Board Committee Charters, Codes of Conduct, and governance practices which are substantially similar to those of the Corporation;

(b) ensure that the Boards of its major subsidiaries are composed largely of directors who are also Directors of the Corporation;

(c) rely on the Boards of Directors of its major subsidiaries to fulfill their duties and obligations under the Charters, Codes and governance practices referred to in (a) above; and

(d) receive reports from the Chairman of the Board of each of its major subsidiaries on whether those Boards are fulfilling the duties and obligations under the Charters, Codes and governance practices referred to in (a) above, on significant issues at the major subsidiaries, and on those issues requiring the approval and/or the support of the Corporation's Board.

SECTION 4. ACCESS TO INFORMATION

The Board shall have access to all information, documents and records of the Corporation that it determines necessary or advisable to permit it to carry out its duties and responsibilities.

SECTION 5. REVIEW OF CHARTER

The Board shall periodically review this Charter and approve any changes that it deems appropriate.

E1131(06LIFECO)-03/07

GREAT-WEST LIFECO INC.

PRINTED IN CANADA

GREAT-WEST
LIFECO INC.

2006 Annual Information Form

DATED March 14, 2007

GREAT-WEST LIFECO INC.
100 Osborne Street North
Winnipeg, Manitoba R3C 3A5

Great-West Lifeco Inc.

Table of Contents

GENERAL

This Annual Information Form ("AIF") is intended to provide material information about Great-West Lifeco Inc. ("Lifeco") and its business.

Unless otherwise indicated, all information in this AIF is presented as at December 31, 2006 and all amounts are expressed in Canadian dollars.

Incorporation by Reference
Lifeco's 2006 Annual Report ("Annual Report"), which contains Lifeco's Management's Discussion and Analysis ("MD&A"), is hereby incorporated by reference into this AIF and is available on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Information
This AIF and the documents incorporated by reference contain some forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future action by Lifeco, and statements made with respect to the anticipated benefits of the transaction with Putnam Investments Trust ("Putnam"), as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in Lifeco's MD&A, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary Note Regarding Non-GAAP Financial Measures
This AIF and the documents incorporated by reference contain some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "earnings or sales on a constant currency basis", "currency translation impact", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

CORPORATE STRUCTURE

Name and Incorporation

Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended to create Non-Cumulative First

Preferred Shares, Series D, Series E, Series F, Series G, Series H and Series I. The registered office and principal place of business of Lifeco is located at 100 Osborne Street North, Winnipeg, MB, Canada R3C 3A5.

Intercorporate Relationships

The chart shown below depicts the corporate relationships among Lifeco and its material subsidiaries as at December 31, 2006. Unless otherwise indicated, all such subsidiaries were incorporated or have been continued under the laws of Canada. Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary.


Great-West Lifeco Inc.
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
The Canada Life Assurance Company
London Life Insurance Company

For a more complete diagram depicting the relationship between Lifeco and its subsidiaries, please refer to page 1 of the Annual Report.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Lifeco has experienced considerable growth over the three year period ending December 31, 2006. Total revenue has grown from $21,871 million in 2004, to $27,322 million in 2006. Total assets under administration have grown from $164,884 million at December 31, 2004, to $210,609 million at December 31, 2006. The growth experienced by Lifeco has been achieved both through organic growth as well as through acquisition. The significant acquisitions of Lifeco and its subsidiaries are described below.

In the second quarter of 2006, Lifeco's United Kingdom subsidiary, Canada Life Limited ("Canada Life UK"), reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life UK assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer received regulatory and court approval in the first quarter of 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the consolidated balance sheet at December 31, 2006.

On October 2, 2006, Lifeco's subsidiary, Great-West Life & Annuity Insurance Company ("GWL&A") acquired several parts of the full service-bundled, small and midsized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (collectively, "MetLife"). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business totaling $1.7 billion (U.S. $1.5 billion) of policyholder liabilities on a coinsurance basis and the segregated account business on a modified-coinsurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three year period. Under the modified-coinsurance agreement, MetLife retains the approximately $2.6 billion (U.S. $2.3 billion) of segregated account assets and liabilities but

cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (U.S. $3.4 billion) of participant account values for which it will provide administrative services and recordkeeping functions and receive fee income.

On December 31, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans which represent more than $10.5 billion (U.S. $9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

On November 30, 2006, GWL&A acquired all outstanding common shares of Indiana Healthcare Network, Inc.

On April 24, 2006, Crown Life Insurance Company ("Crown Life") served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Lifeco's subsidiary, The Canada Life Assurance Company ("Canada Life"), commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of Lifeco.

During 2005, Canada Life UK, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the consolidated balance sheet.

Lifeco expects that it will continue to seek external growth opportunities. To that end, on February 1, 2007, Lifeco announced that it had reached an agreement with Marsh & McLennan Companies, Inc. whereby it will acquire the asset management business of Putnam, and Lifeco's subsidiary, The Great-West Life Assurance Company ("Great-West"), will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (U.S. $350 million). The parties to the agreement will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (U.S. $550 million). In aggregate, these transactions represent a value of $4.6 billion (U.S. $3.9 billion). This transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions.

For a more detailed description of the recent general development of Lifeco's business, and the outlook for Lifeco's current financial year, see pages 1 to 55 of the Annual Report.

DESCRIPTION OF THE BUSINESS

General

Lifeco is a financial services holding company with interests in the life insurance, health insurance, investment and retirement savings and reinsurance businesses, primarily in Canada, the United States and Europe. Its major operating subsidiaries are Great-West and London Life Insurance Company ("London Life") in Canada, Canada Life in Canada and in Europe, and GWL&A in the United States. Lifeco and its subsidiaries have more than $210 billion in assets under administration, and as at December 31, 2006 had approximately 19,000 employees worldwide. Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West, London Life, Canada Life, GWL&A and their subsidiaries. However, Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in providing self funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. Headquartered in Denver, Colorado, GWL&A serves its customers nationwide through a range of healthcare and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

The businesses of Lifeco are grouped into reportable segments as follows:

Canada
The Canadian segment includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, Lifeco provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Europe
The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany, and Reinsurance, which operates primarily in the United States, Barbados and Europe. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance, savings and pension products. The German operation focuses on pension products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States
The United States segment includes the operations of GWL&A as well as the United States branch operations of Great-West and Canada Life. This segment includes two primary business units. Through the Healthcare business unit, GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans, deferred compensation plans, and corporate 401(k) plans for a variety of markets. It also provides annuity and life insurance products for individuals, families and corporate executives.

Corporate
The Corporate segment includes various activities not specifically associated with other business units.

Lifeco, through its operating subsidiaries, provides products and services under a number of brands, including the Canada Life brand and the Freedom 55 brand, both of which were acquired in market transactions. The Freedom 55 brand is one of the most recognizable brands in Canada.

For the twelve months ended December 31, 2006, of C$27.3 billion of total revenue consisting of premium income, net investment income, and fee and other income, approximately C$15.5 billion, or 57%, was denominated in currencies other than Canadian dollars. Similarly, C$997 million, or 53% of the C$1,875 million total net income attributable to shareholders, was denominated in foreign currencies. At December 31, 2006 approximately C$70.5 billion, or 59% of the C$120 billion of total general fund assets, were denominated in foreign currencies.

In 2005, the rate at which the U.S. dollar operating results of the United States segment were translated into Canadian dollars was $1.3152. Also, the operating results of the Europe segment were translated into Canadian dollars at $2.3272 for the British pound, $1.6159 for the euro, and $1.2553 for U.S. dollars. These rates reflect the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign currency translation. These contracts, in aggregate, resulted in a $67 million after-tax gain in 2005 ($50 million in connection with U.S. dollar operating results, $11 million in connection with British pound operating results, and $6 million in connection with euro operating results), and expired at the end of 2005. In 2006, Lifeco's foreign currency denominated operating results were translated to Canadian dollars at prevailing market translation rates.

For a further description of Lifeco's business, see pages 1 to 55 of the Annual Report.

Risk Factors

Lifeco and its operating subsidiaries are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and are influenced by factors both internal and external to the businesses operations. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance Risks
2. Investment or Market Risks
3. Operational Risks
4. Other Risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that risks included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

For a more detailed description of risk factors, see pages 22 to 29 of the Annual Report.

REGULATORY MATTERS

Lifeco's major operating subsidiaries, Great-West, London Life, Canada Life and GWL&A, and their respective subsidiaries, are subject to regulation and supervision by governmental authorities in the jurisdictions in which they do business.

Canada

In Canada, Great-West and its two major regulated subsidiaries, Canada Life and London Life (collectively, together with Great-West, the "Canadian Regulated Companies") are each governed by the *Insurance Companies Act* (Canada) (the "ICA"). The ICA is administered, and activities of the Canadian Regulated Companies are supervised, by the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The Canadian Regulated Companies have all the powers and are subject to the restrictions applicable to life insurance companies under the ICA. The Canadian Regulated Companies, directly or through subsidiaries or other arrangements, are permitted under the ICA to offer various financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

Each Canadian Regulated Company is required to file annual and other reports relating to its financial condition and is subject to periodic examinations of its affairs by OSFI. The ICA also imposes upon the Canadian Regulated Companies, and their respective subsidiaries, restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets. OSFI supervises the Canadian Regulated Companies on a consolidated basis (including capital adequacy) and has the authority to review both insurance and non-insurance activities, whether inside or outside of Canada, conducted by each of the Canadian Regulated Companies and their respective subsidiaries with supervisory power to bring about corrective action.

<u>Appointed Actuary</u>

In accordance with the ICA, the Board of Directors of each Canadian Regulated Company has appointed a Fellow of the Canadian Institute of Actuaries as its Appointed Actuary (as defined in the ICA). The ICA prescribes that the Appointed Actuary must provide an opinion on the value of the consolidated policy liabilities of the Canadian Regulated Company as at the end of each period in accordance with generally accepted actuarial practices. The Appointed Actuary's opinion must describe the assumptions and methods used in giving the opinion, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or where the Board of Directors so choose, with the Audit Committee, in order to report, in accordance with generally accepted actuarial practice and any direction that may be made by the Superintendent of Financial Institutions (the "Superintendent"), on the

financial position of the Canadian Regulated Company and, where so specified in such a direction, the expected future financial condition of the Canadian Regulated Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and to the Executive Vice-President and Chief Financial Officer of the Canadian Regulated Company if the Appointed Actuary identifies any matter that, in the Appointed Actuary's opinion, has a material adverse effect on the financial condition of the Canadian Regulated Company and requires rectification.

Investment Restrictions

The Canadian Regulated Companies are obliged to maintain a prudent portfolio of investments and loans pursuant to the ICA. The ICA also contains restrictions on the overall amount the Canadian Regulated Companies may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Canadian Regulated Companies can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

An insurance company is prohibited from declaring or paying any dividend on its shares if there are reasonable grounds for believing that the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. Where a Canadian Regulated Company declares a dividend, it must notify the Superintendent thereof at least 10 days prior to the date fixed for its payment. A Canadian Regulated Company may not declare dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend without prior approval of the Superintendent. A Canadian Regulated Company is also prohibited from purchasing for cancellation any shares issued by it and from redeeming any of its redeemable shares and from entering into other similar capital transactions, if there are reasonable grounds for believing that the Canadian Regulated Company is, or the payment would cause the Canadian Regulated Company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the Canadian Regulated Company by the Superintendent. Further, a Canadian Regulated Company is prohibited from purchasing for cancellation any shares issued by it and from redeeming any of its redeemable shares and from entering into other similar capital transactions without the prior approval of the Superintendent.

Restrictions on Ownership

Section 411 of the ICA requires that certain insurance companies, including the Canadian Regulated Companies, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who do not have a "Significant Interest" in any class of voting shares of the insurance company (the "Public Voting Requirement"). The Public Voting Requirement applicable to the Canadian Regulated Companies has been satisfied by Lifeco as discussed under the heading "Capital Structure".

Minimum Continuing Capital and Surplus Requirements ("MCCSR")

Each Canadian Regulated Company has a policy in place to ensure that adequate capital is maintained in the countries in which it has operations. The Canadian Regulated Companies are each subject to the MCCSR established by OSFI, under which a life insurance company is required to maintain a minimum amount of capital. This is calculated by reference to, and varies with, the risk characteristics of each category of on and off balance sheet assets and liabilities held by the insurance company.

The MCCSR calculation typically requires the application of quantitative factors to specific assets and liabilities, as well as to certain off-balance sheet items, based on the following risk components: (i) asset default and market risks, which include asset default, index linked pass through products, off-balance sheet exposures and segregated fund guarantee risks; (ii) insurance risks, which include mortality/morbidity and lapse risks; and (iii) interest rate risks, which include interest margin pricing and changes in interest environment risks. The total capital required is the sum of the calculated capital requirement for each of the risk components. OSFI compares the total capital required to the amount of available capital, and considers other factors in assessing the capital adequacy of a life insurance company.

The principal elements of available capital include common shares, contributed surplus, retained earnings, a certain portion of actuarial liabilities related to future policyholder termination dividends, participating account surplus, unamortized deferred realized and unrealized gains and losses (on an after-tax basis) on investments not taken into account in the valuation of liabilities, qualifying preferred shares, qualifying innovative capital instruments, qualifying non-controlling interests in subsidiaries arising on consolidation, and qualified subordinated debt. Funds raised by a life insurance company through borrowing or issuing shares are treated as different categories of available capital for MCCSR purposes depending on the characteristics of the instrument.

The amount of available capital is then reduced by an insurance company's goodwill and intangible assets in excess of the allowable limit, controlling interests in non-life financial corporations, non-controlling substantial investments in corporations, a portion of negative policy reserves and cash value deficiencies and reserves on reinsurance ceded to unregistered reinsurers. The resulting amount of available capital is divided by the capital required to calculate the MCCSR ratio.

While the minimum acceptable MCCSR ratio is 120%, OSFI generally expects life insurance companies to maintain a target MCCSR ratio of 150% or greater. OSFI may agree to an alternative target based on the risk profile of the relevant insurance company, or may direct a company to increase its capital. MCCSR may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to explicitly reflect other risks.

As at December 31, 2006, Great-West's MCCSR ratio is 213%, London Life's MCCSR ratio is 253% and Canada Life's MCCSR ratio is 242%.

OSFI has the power under the ICA to assume control of an insurance company if it determines that the amount of capital available to the insurance company is insufficient. In making such a determination, OSFI will consider the company's regulated experience, the mix, quality and concentration of assets of the insurance company, the profile of insurance and the retention limits, among other things.

Lifeco Regulatory Related Commitments

As a CBCA corporation, Lifeco is not governed by the ICA and its activities are not subject to supervision by OSFI. However, Lifeco has given to OSFI an undertaking to provide, and cause certain of its subsidiaries to provide, certain financial and corporate information to OSFI. In addition, Lifeco entered into a capital maintenance agreement with Great-West whereby Lifeco has agreed to ensure that Great-West's consolidated MCCSR ratio is at least at a specified level, which is substantially below its current actual ratio. This agreement terminates if Great-West's MCCSR ratio exceeds 200% for eight consecutive quarters.

Provincial Insurance Regulation

The Canadian Regulated Companies are subject to provincial regulation and supervision in each province and territory in Canada in which they carry on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance sales and service representatives. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Each of the Canadian Regulated Companies are licensed to transact business in all provinces and territories in Canada.

Provincial Securities Laws

Certain subsidiaries of the Canadian Regulated Companies, including Quadrus Investment Services Ltd., a Canadian mutual fund dealer, and GRS Securities Inc., an investment dealer subsidiary, investment counsel and portfolio management subsidiaries, the directors, officers and certain of the employees and sales representatives of these subsidiaries, and certain of the products offered by some of these subsidiaries, are subject to regulation and supervision under applicable securities laws in those provinces and territories of Canada in which the respective subsidiaries carry on business. Quadrus Investment Services Ltd. is registered under provincial and territorial securities laws as a mutual fund dealer or broker in all provinces and territories across Canada in addition to being registered as a limited market dealer under the securities laws of Ontario, and is subject to regulation by the

provincial and territorial securities regulators as well as by the Mutual Fund Dealers Association of Canada, a self-regulatory organization. GRS Securities Inc. is registered as an investment dealer or broker across Canada and is subject to regulation by provincial and territorial securities regulators as well as by the Investment Dealers Association of Canada, a self-regulatory organization. GWL Investment Management Ltd., London Capital Management Ltd. and Laketon Investment Management Ltd. are each registered as investment counsel and portfolio management companies in those jurisdictions in which they offer services and are subject to regulation by the provincial securities regulators in those jurisdictions. Laketon Investment Management Ltd. is also registered as a limited market dealer under the securities laws of Ontario. Setanta Asset Management Limited is an investment counseling and portfolio management firm registered with the Irish Financial Services Regulatory Authority. It provides sub-advisory services to certain of its related affiliates, for which services it has received an exemption from securities registration requirements in Manitoba, and is exempt from registration in Ontario under section 7.1 of the *Securities Act* (Ontario), the two jurisdictions in which it currently operates in Canada.

Each of Lifeco, Great-West and CLFC are "reporting issuers" under applicable provincial securities laws. As such, each of these companies are required to comply with timely and continuous disclosure requirements, including certain requirements under the Canadian Securities Administrators' National Instrument 51-102 (Continuous Disclosure Obligations), Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), Multilateral Instrument 52-110 (Audit Committees) and National Instrument 58-101 (Disclosure of Corporate Governance Practices). These instruments govern a number of matters relating to the disclosure of financial and other information, including the information contained in this AIF. Each of Lifeco, Great-West and CLFC have implemented policies and procedures designed to facilitate compliance with these requirements.

Assuris

Assuris is a not-for-profit corporation, funded by the life insurance industry, that protects Canadian policyholders against loss of benefits due to the financial failure of a member company. Details about the extent of Assuris' protection are available at www.assuris.ca or in its brochure, which can be obtained from your financial advisor, Great-West, London Life, Canada Life or Assuris from info@assuris.ca or by calling 1-800-268-8099.

Privacy of Customer Information

Canadian federal and certain provincial laws regulate the disclosure of, and require financial institutions to protect the security and confidentiality of, customer information. These laws also require financial institutions to make available to customers their policies and practices relating to their collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information.

United States

GWL&A, Lifeco's major operating subsidiary in the U.S., certain of GWL&A's subsidiaries and the U.S. Branches of Great-West, London Life and Canada Life (collectively, the "U.S. Regulated Companies") are subject to regulation and supervision by governmental authorities in the jurisdictions in which they do business.

Investment Restrictions

The U.S. Regulated Companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade fixed income securities, equity real estate and equity investments. If a U.S. Regulated Company failed to comply with these laws and regulations, its investments that exceed the regulatory limits may be treated as non-admitted assets for the purposes of measuring statutory surplus and, in some circumstances, the U.S. Regulated Company may be required to divest itself of the non-qualifying assets. As of December 31, 2006, the U.S. Regulated Companies complied in all material respects with all such laws and regulations.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

The U.S. insurance holding company system laws and regulations of various states regulate the amount of dividends that an insurance company may pay to its parent without prior regulatory approval. Colorado and Michigan insurance law requires domestic life insurance companies to seek prior regulatory approval to pay a dividend if the dividend is to be paid from other than a company's earned surplus. In most states, regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds

the greater of 10% of the insurer's surplus as regards policyholders as of December 31 of the immediately preceding year, or the net gain from operations of the insurer determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In general, following the payment of any dividend, an insurer's policyholder surplus must be reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.

Minimum Statutory Surplus and Capital

The U.S. Regulated Companies are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

There is a set of financial relationships or "tests" that were developed by the National Association of Insurance Commissioners (the "NAIC"), which are known as the NAIC Insurance Regulatory Information System ("IRIS"). IRIS was designed to assist regulatory agencies ("State Regulators") in monitoring the financial condition of insurance companies and to identify at an early stage insurance companies that may require special attention or action by State Regulators. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, is also used for monitoring insurance companies. Insurance companies generally submit data annually to the NAIC, which in turn analyzes the data utilizing prescribed financial data ratios. If the ratios of an insurance company fall outside the usual range, it does not necessarily indicate that the company experienced unfavourable results. A transaction that is favourable (such as one that causes large increases in surplus) or that is immaterial or eliminated at the consolidated level may cause one or more ratios of an insurance company to be outside the acceptable range. Each company's ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators. Generally, if four or more of an insurance company's ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies including increased monitoring, certain business limitations and various degrees of supervision. For the 12 months ended December 31, 2005, the U.S. Regulated Companies were within the usual ranges for most of the IRIS ratios. The ratios which are outside the usual range were acceptable in number and do not indicate any adverse solvency issues.

Statutory Investment and Other Valuation Reserves

The NAIC rules require life insurance companies to maintain an asset valuation reserve ("AVR"), supplemented by an interest maintenance reserve. These reserves are recorded for purposes of statutory accounting practices, but are not recorded under the provisions of Canadian GAAP. These reserves affect the determination of statutory surplus, and changes in such reserves may impact the ability of a U.S. insurance subsidiary to pay dividends or other distributions to its parent. The impact of the AVR, which is a provision for potential asset credit defaults, will depend upon future composition of the investment portfolios of the U.S. Regulated Companies.

State laws require life insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for the U.S. Regulated Companies must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for the associated contractual obligations and related expenses. If such opinions cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus.

Risk-Based Capital Requirements

State Regulators have adopted the NAIC model law implementing risk-based capital requirements ("RBC Requirements"), which is used as a tool to regulate the solvency of life, health and property and casualty insurance companies. All states have adopted the NAIC's model law or a substantially similar law. The RBC calculation, which regulators use to assess the sufficiency of an insurer's capital, measures the risk characteristics of a company's assets, liabilities and certain off-balance sheet items. The RBC Requirements aid State Regulators in monitoring capital adequacy and raise the level of protection that statutory surplus provides for policyholders. The RBC Requirements measure four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with

lower underlying risk. Insurers having less statutory surplus than required by the RBC Requirements are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the U.S. Regulated Companies exceeded the RBC Requirements as at December 31, 2006.

State Regulation

The various states in the United States have laws that apply to companies licensed to carry on an insurance business in the jurisdiction and that regulate transactions between insurers and other members of insurance holding company systems. The state of domicile of the insurer is the primary regulator of the company. GWL&A is licensed and domiciled in Colorado. Most states have enacted legislation that requires each insurance company that is domiciled therein and that is a member of a holding company system to register with, and be subject to regulation by, the insurance regulatory authority of that state and, annually, to furnish to those authorities certain reports including financial and other information concerning capital structure, ownership, financial condition, the operations of companies within the holding company system, certain intercompany transactions and general business operations that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. GWL&A currently has operating insurance and/or managed care subsidiaries domiciled in Colorado, Michigan, New York, Indiana and California. In addition, Great-West Life & Annuity Insurance Company of South Carolina is licensed as a special purpose financial captive.

Under most state holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and reasonable and each insurer's policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states, including Colorado, require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of material intercorporate transfers of assets, including loans, investments and extraordinary dividends, or other affiliate transactions, such as reinsurance and service agreements, to which a domestic insurer is a party. The laws of the states in which the U.S. Regulated Companies are domiciled contain similar provisions with respect to such subsidiaries and their affiliates. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.

Most U.S. jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers. State Regulators have been established under state laws to serve a protection role generally aimed at benefiting policyholders. State Regulators are granted broad administrative powers, such as the power to approve policy forms, grant and revoke licences to transact business, regulate trade practices, licence agents, require disclosure of financial statements to them and restrict the type and amount of investments the U.S. Regulated Companies may make. State Regulators regularly make inquiries, hold investigations and administer examinations with respect to an insurer's compliance with applicable insurance laws and regulations.

The U.S. Regulated Companies are required to file detailed annual statements with State Regulators in each of the states in which they do business, and their business and accounts are subject to examination by those State Regulators at any time. Each U.S. Regulated Company is also required to file quarterly statements with the State Regulator in the U.S. Regulated Company's state of domicile and with the State Regulator of many of the states in which the U.S. Regulated Company does business. State Regulators may periodically examine an insurer's financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State Regulators have discretionary authority, as part of their powers to licence life insurance companies, to limit or prohibit the ability of an insurer to issue new policies if, in the State Regulator's judgment, the State Regulator determines that the insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business would be detrimental to the insurer's policyholders. As part of their routine oversight process, State Regulators conduct detailed market conduct and financial examinations periodically (generally every three to five years) of the books, records, accounts and market conduct of insurance companies domiciled in their states. Market conduct reviews examine, among other things, content of disclosures, illustrations, advertising, sales practices and complaint handling. Financial examinations review, among other things, the financial statements, accounting records, general corporate matters and inter-company matters. Examinations are sometimes conducted in cooperation with State Regulators of two or three other states under guidelines published by the NAIC. GWL&A

is subject to periodic examinations by the State of Colorado, its domiciliary State Regulator. The latest published examination reports issued by the Colorado Division of Insurance did not result in any material findings.

In addition, State Regulators, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. At the end of 2006, 38 states had adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all State Regulators in conducting market conduct examinations. The U.S. Regulated Companies are licensed to transact business in all fifty states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands.

Securities Law

GWL&A and certain of its subsidiaries and certain policies and contracts offered by them are subject to various levels of regulation under U.S. federal securities laws administered by the Securities Exchange Commission ("SEC") and under certain state securities laws. Certain separate accounts of GWL&A and its insurance subsidiaries are registered as investment companies under the U.S. Investment Company Act of 1940 ("Investment Company Act"). Interests in separate accounts under certain variable annuity contracts and variable insurance policies issued by GWL&A and its U.S. insurance subsidiaries are also registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the Investment Company Act. GWL&A files periodic reports with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Certain of GWL&A's subsidiaries are registered as a broker-dealer under the Exchange Act, are subject to the SEC's net capital rules, and are members of, and subject to regulation by, the National Association of Securities Dealers. GWL&A also has a subsidiary that is registered as a transfer agent under the Exchange Act.

Certain of GWL&A's subsidiaries are investment advisers registered under the U.S. Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and, as such, are regulated by and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary duties, record keeping and reporting requirements, operational requirements, and disclosure obligations. Maxim Series Fund, Inc., an open-end management investment registered under the Investment Company Act is advised by one of these subsidiaries, and the shares of the portfolios of Maxim Series Fund, Inc. are registered under the Securities Act and are qualified for sale in certain states in the United States, the District of Columbia and Puerto Rico.

State Guaranty Funds

All states of the United States, the District of Columbia and Puerto Rico, have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a local guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. The associations may levy assessments for policyholder losses incurred by impaired or insolvent insurance companies. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against GWL&A in each of the past five years have not been material. A large part of the assessments paid by GWL&A pursuant to these laws may be used as credits for a portion of GWL&A's U.S. premium taxes. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, GWL&A believes, based upon a review of the current significant insolvency proceedings of insurers located in states where GWL&A conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on GWL&A liquidity and capital resources.

Employee Retirement Income Security Act of 1974, as amended ("ERISA") Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan's assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA-covered plans. GWL&A issues insurance and annuity contracts for investment of employee benefit plans and provides a variety of other services to such plans. GWL&A, in providing these services to employee benefit plans, is not usually a fiduciary to these plans but, in rare circumstances, may be so designated. More commonly, GWL&A may be named as a limited fiduciary for the purpose of handling claim appeals for these plans. Additionally, GWL&A's provision of services to employee benefit plans may cause GWL&A

and its subsidiaries to be a "party in interest," as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

Privacy of Customer Information

U.S. federal and state laws require financial institutions to protect the privacy and security of customer information and to notify customers about their policies and practices relating to the collection, use and disclosure of customer information. U.S. federal and state laws also regulate disclosure of customer information and require notification to the customer in the event of a security breach.

In compliance with the federal Gramm-Leach-Bliley Act, which was signed into law on November 12, 1999, and the Health Insurance Portability and Accountability Act of 1996 and subsequent state regulations protecting the privacy and security of customer information, GWL&A and its subsidiary companies have distributed the required notices of privacy practices.

General Regulation of Insurance at Federal Level

Although in general, the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, privacy and security of customer information, age and sex discrimination, investment company regulation, financial services regulation and federal taxation, do affect the insurance business. Additionally, ERISA indirectly regulates insurance business by placing both self-funded and insured employee benefit plans under federal jurisdiction. The Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA) also impacts the insurance industry with continuation of coverage requirements that take effect following an individual's loss of health coverage under an employer's plan. Further, various federal laws impose specific requirements upon insurers offering certain health benefits such as maternity coverage or treatment for mastectomies or mental health conditions.

Sarbanes-Oxley

The Sarbanes-Oxley Act ("SOX") was signed into law on July 30, 2002 in the wake of several public company accounting scandals and introduced significant legislative changes to financial reporting practice and corporate governance regulation. SOX introduced stringent new rules generally affecting public companies and the accounting firms that audit them. Although GWL&A is not a publicly traded company in the United States, it is subject to certain provisions of SOX and applicable regulations promulgated by the SEC due to the fact that GWL&A is required to file periodic reports with the SEC as a result of certain GWL&A annuity products. SOX also applies in part to mutual fund companies, which impacts one of GWL&A's non-wholly owned subsidiaries and certain of GWL&A's separate accounts.

Under SOX, GWL&A implemented a process whereby the Chief Executive Officer and Chief Financial Officer would provide certifications in the quarterly and annual reports filed with the SEC attesting to the establishment and maintenance of disclosure controls and procedures and their effectiveness, and attesting that the Chief Executive Officer and Chief Financial Officer had disclosed any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting or management fraud in the financial reporting process to its audit committee and independent auditors. GWL&A also had to implement procedures to preserve the independence of its external auditor, and implement a confidential and anonymous system for the receipt, retention and treatment of complaints about accounting, internal accounting controls, and auditing matters. GWL&A must also comply with the rapid and current disclosure requirements relating to material changes in financial condition and operations.

The Patriot Act

Title III of the USA Patriot Act of 2001 (the "Patriot Act") amended the Money Laundering Control Act of 1986 and the Bank Secrecy Act of 1970 to expand anti-money laundering and financial transparency laws to apply to financial services companies, including some categories of insurance companies. The Patriot Act, among other things, seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities. To the extent required by applicable laws and regulations, GWL&A and its subsidiaries that are deemed "financial institutions" under the Patriot Act have adopted anti-money laundering programs that include policies, procedures and controls to detect

and prevent money laundering, designate a compliance officer to oversee the program, provide for on-going employee training, and ensure periodic independent testing of the program. The U.S. Treasury Department issued final regulations for the insurance industry on November 3, 2005. These regulations require insurance companies to establish and enforce anti-money laundering programs for "covered products" and provide for the monitoring and the reporting to the Department of the Treasury of certain suspicious transactions. For purposes of the final regulations, the term "covered product" is defined to include: a permanent life insurance policy, other than a group life insurance policy; an annuity contract, other than a group annuity contract; and any other insurance product with cash value or investment features.

United Kingdom

Canada Life UK, Canada Life's major operating subsidiary in the United Kingdom, carries on certain regulated activities in relation to long-term contracts of insurance and, therefore, is required to be authorized and regulated under the Financial Services and Markets Act 2000 ("FSMA 2000") by the Financial Services Authority (the "FSA"). As an FSA regulated company, Canada Life UK is required to conduct its business in accordance with the Prudential and Conduct of Business rules and guidance set out in the FSA Handbook of Rules and Guidance (the "FSA Handbook"), including a set of principles for good regulation contained in the High Level Standards of the FSA Handbook. The FSA maintains a cross-sectoral principles based rather than rules based regulatory regime. Firms authorized under FSMA 2000 are required to conduct their business in accordance with the High Level Principles of the FSA Handbook. They are designed to minimize risk to the FSA's statutory objectives of maintaining confidence in the financial system, promoting public understanding of the financial system, securing the appropriate degree of protection for consumers and the reduction of opportunities for illegal activities arising from the financial system. Insurance companies authorized under FSMA 2000 are required under the Integrated Prudential Sourcebook (the "PRU"), which is also part of the FSA Handbook, to file their accounts and balance sheets and other information with the FSA annually, although certain information must now be filed semi-annually.

The FSA is granted broad powers to supervise insurance companies authorized under FSMA 2000 and, where it determines necessary, to intervene in their affairs and bring about corrective action. The FSA has the ability to fine an insurance company and to vary or cancel its permission to carry on regulated activities in the United Kingdom, to require information or documents and to investigate the business of the insurance company and to require the company to take appropriate action in order to satisfy required threshold conditions for authorization.

Long-Term Assets and Liabilities

In accordance with the FSA Handbook, Canada Life UK must maintain a separate account and records in respect of its long-term insurance business and to apply the assets and liabilities attributable to its long-term insurance business to a long-term insurance fund, separate from the assets and liabilities attributable to its non-life insurance business, if any, or to shareholders. Within its long-term insurance fund, Canada Life UK maintains separate sub-funds in respect of assets and liabilities attributable to its participating insurance business and to its non-participating insurance business, respectively. The FSA regulations set out in the PRU impose restrictions on Canada Life UK from applying assets attributable to its long-term insurance business for any other purpose.

Restrictions on Shareholder Dividends and Capital Transactions

Insurance companies in the United Kingdom, including Canada Life UK, are subject to the provisions of the Companies Act 1985, as amended, governing the payment of dividends, which prevent them from paying dividends from any source other than distributable profits available for that purpose. Dividends can only be paid out of non-participating surplus once that surplus has been transferred from the long-term insurance fund to its shareholders' fund after the requisite valuation. Canada Life UK is also prohibited from transferring to its shareholders' fund any assets maintained in the account for participating policies.

Capital Resource Requirements

Insurance companies in the United Kingdom, including Canada Life UK, are required to satisfy the capital resources requirements set out in the PRU. In addition to the FSA prescribed formulaic capital requirement (Pillar I) the PRU contains an individual capital adequacy framework (Pillar II), which requires Canada Life UK to self-assess what an amount of capital would be appropriate for it to hold, taking into account the various risks that it faces. The FSA reviews this self-assessment and, if necessary, provides input as to the adequacy of the amount determined by Canada Life UK. If an insurance company fails to maintain adequate capital resources, FSMA 2000 enables the

FSA to intervene. In addition, the European Directive on the supplementary supervision of insurance undertakings in insurance groups (98/78/EC) (the "Insurance Groups Directive") applies to Canada Life UK. The Insurance Groups Directive includes: (i) a group-wide solvency calculation which is designed to eliminate "double-gearing", or the use of the same capital to cover different risks within an insurance group; (ii) a solvency margin calculation at the level of a parent company of a regulated insurer which is itself either an insurance holding company, a reinsurer or a non-European Economic Area direct insurer and which has a subsidiary direct insurer whose head office is in a member state of the European Economic Area (which is intended to allow supervisory authorities to assess the potential effect of the parent company's capital structure on the solvency of the insurance company); and (iii) the monitoring of intra-group transactions. As of December 31, 2006, Canada Life UK complied with the capital resources requirements in the United Kingdom.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme was established under FSMA 2000 to protect certain individual policyholders in the United Kingdom against loss of benefits in the event of the inability of an insurance company that carries on insurance business in the United Kingdom to meet its liabilities. Statutory levies are assessed against insurance companies authorized under FSMA 2000 to fund the Financial Services Compensation Scheme. Separate levies are imposed on long-term and general insurance business.

Other Jurisdictions

In each of the countries in which subsidiaries or joint ventures of Lifeco operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries or joint ventures are required to meet specific minimum working and regulatory capital requirements.

DIVIDENDS

Lifeco does not have a formal dividend policy. The declaration and payment of dividends is at the discretion of the Board of Directors and is dependent on Lifeco's earnings (which are derived from the earnings of its operating subsidiaries), financial condition, capital requirements and other considerations.

In December of 2002, Great-West Life Capital Trust (the "Trust"), an open-ended trust sponsored by Great-West, issued 350,000 Great-West Life Trust Securities – Series A (the "GREATs Series A"). Lifeco has agreed that if (i) the Trust fails, in certain circumstances, to pay distributions on the GREATs Series A, and (ii) Great-West does not at that time have public preferred shares outstanding, then Lifeco will not pay dividends on its common shares or on its preferred shares until the 12th month following the Trust's failure to so pay the distributions on the GREATs Series A.

The amount of cash dividends paid per share for each of the three most recently completed financial years is as follows:

	Year Ended December 31,		
	2006	**2005**	**2004**
Lifeco			
Series D First Preferred	$1.175	$1.175	$1.175
Series E First Preferred	$1.200	$1.200	$1.200
Series F First Preferred	$1.475	$1.475	$1.475
Series G First Preferred	$1.300	$1.300	$0.385
Series H First Preferred	$1.213	$0.466	-
Series I First Preferred	$ 0.806	-	-
Class A Series 1	-	-	$1.042
Common Shares	$0.9275	$0.810	$0.685

CAPITAL STRUCTURE

General

The authorized capital of Lifeco consists of an unlimited number of First Preferred Shares, issuable in series (the "Lifeco First Preferred Shares"), an unlimited number of Class A Preferred Shares, issuable in series (the "Lifeco Class A Preferred Shares"), an unlimited number of Second Preferred Shares, issuable in series (the "Lifeco Second Preferred Shares") and an unlimited number of Common Shares (the "Lifeco Common Shares").

There are issued and outstanding 891,151,789 Lifeco Common Shares, 7,978,900 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series D ("Lifeco Series D First Preferred Shares"), 22,282,215 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series E ("Lifeco Series E First Preferred Shares"), 7,957,001 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series F ("Lifeco Series F First Preferred Shares"), 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series G ("Lifeco Series G First Preferred Shares"), 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series H ("Lifeco Series H First Preferred Shares") and 12,000,000 Lifeco First Preferred Shares designated as Non-Cumulative First Preferred Shares, Series I ("Lifeco Series I First Preferred Shares").

<u>Lifeco Common Shares</u>

Each Lifeco Common Share entitles the holder to one vote at all meetings of shareholders (other than meetings exclusively of another class or series of shares), and subject to the rights of holders of Lifeco Class A Preferred Shares, Lifeco First Preferred Shares and Lifeco Second Preferred Shares, to receive any dividend on such share and to participate equally with all other holders of Lifeco Common Shares in the remaining property of Lifeco on dissolution or winding-up. There are no exchange or conversion rights, special liquidation rights, pre-emptive rights or subscription rights attaching to the Lifeco Common Shares.

<u>Lifeco Class A Preferred Shares</u>

The Lifeco Class A Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Class A Preferred Shares of each series rank on a parity with the Lifeco Class A Preferred Shares of every other series and with the Lifeco First Preferred Shares of each series and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco Class A Preferred Shares. The holders of Lifeco Class A Preferred Shares of any series are not entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be required by law or as specifically provided in the provisions attaching to the Lifeco Class A Preferred Shares of such series.

<u>Lifeco First Preferred Shares</u>

The Lifeco First Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates from time to time. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco First Preferred Shares of each series rank on a parity with the Lifeco First Preferred Shares of every other series and with the Lifeco Class A Preferred Shares and in priority to the Lifeco Second Preferred Shares, the Lifeco Common Shares and any other shares ranking junior to the Lifeco First Preferred Shares. Subject to the temporary voting rights discussed below, the holders of Lifeco First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders, except as may be required by law or as specifically provided in the provisions attaching to the Lifeco First Preferred Shares of such series.

Temporary Rights and Obligations

Section 411 of the ICA requires that insurance companies, including Great-West, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons who do not have a "Significant Interest" in any class of voting shares of the insurance company (the "Public Voting Requirement"). The ICA provides that a person has a Significant Interest in a class of shares where the aggregate of (i) any shares of that class beneficially owned by the person and (ii) any shares of that class beneficially owned by entities controlled by the person, exceeds 10% of all the outstanding shares of that class.

The Public Voting Requirement applicable to Great-West has been satisfied by Lifeco by provisions in Lifeco's articles relating to, among other things, the attachment of voting rights to the Lifeco First Preferred Shares and constraints on the issue and transfer of the Lifeco First Preferred Shares. Such provisions currently apply to the Lifeco First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West satisfies the Public Voting Requirement in some other manner; (ii) Great-West is not required to satisfy the Public Voting Requirement; or (iii) the Lifeco Board of Directors determines that it is no longer in the best interests of Lifeco to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period").

The temporary rights and obligations of the holders of Lifeco First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of Lifeco First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of Lifeco during the Temporary Period. Each Lifeco First Preferred Share shall carry such number of votes calculated, from time to time, based on a formula set out in the articles of Lifeco. The formula provides that the number of votes that can be cast by holders of Lifeco Common Shares and holders of Lifeco First Preferred Shares who (i) do not hold a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Lifeco Common Shares as a class or in the Lifeco First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of Lifeco.

There are restrictions on the voting rights attached to Lifeco First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where Lifeco First Preferred Shares are held by (i) a person who has a Significant Interest in the Lifeco First Preferred Shares as a class, or (ii) an entity controlled by such person owns any Lifeco First Preferred Shares, the voting rights attached to the Lifeco First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, Lifeco First Preferred Shares may neither be issued, nor registered in the securities register of Lifeco as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the Lifeco First Preferred Shares as a class.

Lifeco Series D Preferred Shares

The Lifeco Series D First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.70% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series D First Preferred Shares on or after March 31, 2009 in whole or in part for $25.50 cash per share if redeemed during the 12 month period commencing March 31, 2009, for $25.25 cash per share if redeemed during the 12 month period commencing March 31, 2010, and for $25.00 cash per share if redeemed on or after March 31, 2011, in each case plus declared and unpaid dividends. The Lifeco Series D First Preferred Shares are convertible at the option of Lifeco on March 31, 2009, and on each dividend payment date thereafter, into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the Toronto Stock Exchange (the "TSX") for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on or after March 31, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series D First Preferred

Shares the option to convert their Lifeco Series D First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series D First Preferred Shares are convertible at the option of the holder on and after March 31, 2014 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00 plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series D First Preferred Shares into Lifeco Common Shares, Lifeco may elect prior to such conversion to redeem such shares as described above, arrange for the sale of those Lifeco Series D First Preferred Shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series D First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series D First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series D First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series D First Preferred Shares.

Lifeco Series E First Preferred Shares

The Lifeco Series E First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.80% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series E First Preferred Shares on or after September 30, 2009 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing September 30, 2009, for $25.67 cash if redeemed during the 12 month period commencing September 30, 2010, for $25.33 cash if redeemed during the 12 month period commencing September 30, 2011 and for $25.00 cash if redeemed on or after September 30, 2012, in each case plus declared and unpaid dividends. The Lifeco Series E First Preferred Shares are convertible at the option of Lifeco on or after September 30, 2009 into that number of Lifeco Common Shares determined by dividing the then applicable redemption price plus declared and unpaid dividends by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. Lifeco also has the right on and after September 30, 2013 to designate a further series of preferred shares of Lifeco and offer the holders of Lifeco Series E First Preferred Shares the option to convert their Lifeco Series E First Preferred Shares into such further series of preferred shares on a share-for-share basis. The Lifeco Series E First Preferred Shares are convertible at the option of the holder on and after September 30, 2013 on the last day of March, June, September and December in each year into that number of Lifeco Common Shares determined by dividing $25.00, together with all declared and unpaid dividends, by the greater of $3.00 and 95% of the weighted average trading price of the Lifeco Common Shares on the TSX for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion. If a holder elects to so convert such Lifeco Series E First Preferred Shares into Lifeco Common Shares, Lifeco may elect prior to such conversion to redeem such shares as described above, arrange for the sale of those Lifeco Series E First Preferred Shares to substitute purchasers, or exercise its right to offer holders the right to convert into another series of preferred shares of Lifeco as described above. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series E First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series E First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series E First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series E First Preferred Shares.

Lifeco Series D and Series E First Preferred Shares – Permanence of Capital

The terms and conditions of the Lifeco Series D First Preferred Shares and the Lifeco Series E First Preferred Shares allow the holder to convert to Lifeco Common Shares after a specified period of time. Lifeco, at its option, may redeem these shares before the holders are entitled to convert them to Lifeco Common Shares. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

Lifeco Series F First Preferred Shares

The Lifeco Series F First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 5.90% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series F First Preferred Shares on or after September 30, 2008 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing September 30, 2008, for $25.75 cash if redeemed during the 12 month period commencing September 30, 2009, for $25.50 cash if redeemed during the 12 month period commencing September 30, 2010, for $25.25 cash if redeemed during the 12 month period commencing September 30, 2011 and for $25.00 cash if redeemed on or after September 30, 2012, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series F First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series F First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series F First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series F First Preferred Shares.

Lifeco Series G First Preferred Shares

The Lifeco Series G First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 5.20% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series G First Preferred Shares on or after December 31, 2009 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing December 31, 2009, for $25.75 cash per share if redeemed during the 12 month period commencing December 31, 2010, for $25.50 cash per share if redeemed during the 12 month period commencing December 31, 2011, for $25.25 cash if redeemed during the 12 month period commencing December 31, 2012, and for $25.00 cash if redeemed on or after December 31, 2013, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series G First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series G First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series G First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series G First Preferred Shares.

Lifeco Series H First Preferred Shares

The Lifeco Series H First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.85% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series H First Preferred Shares on or after September 30, 2010 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing September 30, 2010, for $25.75 cash per share if redeemed during the 12 month period commencing September 30, 2011, for $25.50 cash per share if redeemed during the 12 month period commencing September 30, 2012, for $25.25 cash if redeemed during the 12 month period commencing September 30, 2013, and for $25.00 cash if redeemed on or after September 30, 2014, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series H First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series H First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Lifeco Series H First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series H First Preferred Shares.

Lifeco Series I First Preferred Shares

The Lifeco Series I First Preferred Shares rank equally with all other Lifeco First Preferred Shares and have a fixed non-cumulative dividend of 4.50% per annum, payable quarterly. Lifeco has the right to redeem the Lifeco Series I First Preferred Shares on or after June 30, 2011 in whole or in part for $26.00 cash per share if redeemed during the 12 month period commencing June 30, 2011, for $25.75 cash per share if redeemed during the 12 month period commencing June 30, 2012, for $25.50 cash per share if redeemed during the 12 month period commencing June 30, 2013, for $25.25 cash if redeemed during the 12 month period commencing June 30, 2014, and for $25.00 cash if redeemed on or after June 30, 2015, in each case plus declared and unpaid dividends. Subject to prior satisfaction of the claims of all creditors of Lifeco and of holders of shares of Lifeco ranking in priority to the Lifeco Series I First Preferred Shares, in the event of the liquidation, dissolution or winding-up of Lifeco or other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Lifeco Series I First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Lifeco Series I First Preferred Share plus declared and unpaid dividends before any amount shall be paid, or any assets of Lifeco shall be distributed, to the holders of Lifeco Common Shares or of shares of any other class of Lifeco ranking junior to the Lifeco Series I First Preferred Shares.

Lifeco Series F, Series G, Series H and Series I First Preferred Shares – Permanence of Capital

The terms and conditions of the Lifeco Series F First Preferred Shares, the Lifeco Series G First Preferred Shares, the Lifeco Series H First Preferred Shares and the Lifeco Series I First Preferred Shares do not allow the holder to convert to Lifeco Common Shares or otherwise cause Lifeco to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. Lifeco, at its option, may redeem the Lifeco Series F First Preferred Shares on or after September 30, 2008, the Lifeco Series G First Preferred Shares on or after December 31, 2009, the Lifeco Series H First Preferred Shares on or after September 30, 2010 and the Lifeco Series I First Preferred Shares on or after June 30, 2011. Lifeco regards the Lifeco Series F First Preferred Shares, the Lifeco Series G First Preferred Shares, the Lifeco Series H First Preferred Shares and the Lifeco Series I First Preferred Shares as comprising part of its core or permanent capital. As such, Lifeco only intends to redeem the Lifeco Series F First Preferred Shares, the Lifeco Series G First Preferred Shares, the Lifeco Series H First Preferred Shares or the Lifeco Series I First Preferred Shares with proceeds raised from new capital instruments issued during the life of such shares, where the new capital instruments represent equal or greater equity benefit. As of November 15, 2005, Lifeco amended a trust indenture dated as of March 21, 2003 for the issuance of 6.67% debentures in the principal amount of $400,000,000 to provide for an additional event of default pursuant to which Lifeco will be deemed to be in default under the trust indenture if Lifeco redeems any of the Lifeco Series F First Preferred Shares, Lifeco Series G First Preferred Shares, Lifeco Series H First Preferred Shares or the Lifeco Series I First Preferred Shares and does not replace the shares so redeemed with a similar type of share capital.

Lifeco Second Preferred Shares

The Lifeco Second Preferred Shares may be issued in one or more series with such rights, privileges, restrictions and conditions as the Lifeco Board of Directors designates from time to time. With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Lifeco, whether voluntary or involuntary, or any other distribution of the assets of Lifeco among its shareholders for the purpose of winding-up its affairs, the Lifeco Second Preferred Shares of each series rank on a parity with the Lifeco Second Preferred Shares of every other series and in priority to the Lifeco Common Shares and any other shares ranking junior to the Lifeco Second Preferred Shares. The holders of Lifeco Second Preferred Shares of any series are not entitled to notice of or to attend or to vote at any meeting of Lifeco or of its shareholders except as may be required by law or as specifically provided in the provisions attaching to the Lifeco Second Preferred Shares of such series.

Ratings

The following ratings have been received by Lifeco in connection with its outstanding securities:

	Preferred Shares	Debentures
S&P		
Rating	A-,P-1(low)	A+
Outlook	Stable	Stable
Rank	(5) of 20	(5) of 22
Commentary	Obligor's capacity to meet its financial commitment on the obligation is still very strong, but is more susceptible to the adverse effects of changes in circumstances than higher rated categories.	Obligor's capacity to meet its financial commitment on the obligation is still very strong, but is more susceptible to the adverse effects of changes in circumstances than higher rated categories.
DBRS		
Rating	Pfd-1(low)n	AA(low)
Outlook	Under review with developing implications	Under review with developing implications
Rank	(3) of 16	(4) of 26
Commentary	Preferred shares are of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics.	Debentures are of superior credit quality and protection of interest and principal is considered high.
Fitch		
Rating	A	A+
Outlook	Stable	Stable
Rank	(6) of 23	(5) of 23
Commentary	High credit quality. Denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.	High credit quality. Denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.
AM Best		
Rating	a-	a+
Outlook	Under review with negative implications	Under review with negative implications
Rank	(7) of 22	(5) of 22
Commentary	Strong ability to meet the terms of the obligation.	Strong ability to meet the terms of the obligation.
Moody's		
Rating		
Rank		
Commentary	Moody's does not rate the securities issued by Lifeco. However, it does provide an Insurance Financial Strength rating to Lifeco's major operating subsidiaries.	Moody's does not rate the securities issued by Lifeco. However, it does provide an Insurance Financial Strength rating to Lifeco's major operating subsidiaries.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low) and Lifeco's preferred share rating by one notch to Pfd-1(low)n.

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam, Dominion Bond Rating Service placed the ratings of Lifeco "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of Lifeco "under review with negative implications". Ratings provided by Standard & Poor's Ratings Services, Fitch Ratings and Moody's Investor Services were reaffirmed with a stable outlook.

Preferred Share Ratings

The preferred share rating is a rating agency's current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation relative to preferred shares issued by other issuers. The rating reflects the rating agency's assessment of the issuer's capacity and willingness to pay dividends and principal on a timely basis.

Issuer Credit Ratings

The ratings assigned to the debentures issued by Lifeco are generally referred to as issuer credit ratings. An issuer credit rating is a rating agency's current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation as well as the currency in which the obligation is denominated. Issuer credit ratings typically take into account the likelihood of payment (the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation), the nature of the provisions of the obligation, and the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under laws of bankruptcy and other laws affecting creditor rights.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Lifeco Common Shares and Lifeco First Preferred Shares, Series D, E, F, G, H and I, are listed and posted for trading on the TSX. The following tables provide trading price and volume statistics regarding activity in 2006.

Lifeco Common Shares (TSX:GWO)

	Trading Range		Volume Traded	
2006	Low	High	Total	Average
January	$28.90	$30.75	11,257,349	511,698
February	$29.20	$29.86	14,505,003	725,250
March	$28.93	$29.66	10,428,875	453,429
April	$29.31	$29.78	8,920,477	446,024
May	$27.64	$29.27	14,955,450	650,237
June	$27.16	$28.46	11,582,304	526,468
July	$28.19	$29.68	10,608,973	505,189
August	$28.26	$29.77	14,985,612	651,548
September	$29.10	$30.16	11,471,039	546,240
October	$30.40	$31.72	11,699,142	531,779
November	$31.55	$34.39	12,252,449	556,930
December	$33.15	$34.12	5,607,897	267,043

Lifeco Series D First Preferred (TSX: GWO.PR.E)

2006	Trading Range Low	Trading Range High	Volume Traded Total	Volume Traded Average
January	$26.65	$27.79	90,777	4,126
February	$27.00	$27.85	93,616	4,681
March	$26.56	$27.55	54,903	2,387
April	$26.67	$27.10	47,136	2,357
May	$26.61	$27.99	50,990	2,217
June	$26.10	$27.09	113,558	5,162
July	$25.80	$26.70	47,575	2,265
August	$26.20	$26.97	70,675	3,073
September	$26.11	$27.29	55,850	2,660
October	$26.51	$26.97	86,686	3,940
November	$26.56	$27.29	70,819	3,219
December	$26.71	$27.06	61,344	2,921

Lifeco Series E First Preferred (TSX: GWO.PR.X)

2006	Trading Range Low	Trading Range High	Volume Traded Total	Volume Traded Average
January	$27.62	$27.80	69,372	3,153
February	$27.50	$27.80	163,965	8,198
March	$27.10	$27.50	432,228	18,793
April	$27.28	$27.50	529,429	26,471
May	$27.10	$27.48	917,729	39,901
June	$27.02	$27.20	411,175	18,690
July	$26.60	$27.02	137,409	6,543
August	$26.90	$27.34	56,155	2,442
September	$27.10	$27.50	660,583	31,456
October	$27.40	$27.58	461,729	20,988
November	$27.36	$27.61	349,388	15,881
December	$27.40	$27.50	365,473	17,403

Lifeco Series F First Preferred (TSX: GWO.PR.F)

2006	Trading Range Low	Trading Range High	Volume Traded Total	Volume Traded Average
January	$27.20	$28.10	138,721	6,306
February	$27.02	$27.80	42,127	2,106
March	$27.15	$27.40	51,290	2,230
April	$26.36	$27.40	62,403	3,120
May	$26.31	$27.49	57,724	2,510
June	$27.00	$27.29	100,412	4,564
July	$26.90	$27.15	38,359	1,827
August	$27.07	$27.37	134,086	5,830
September	$27.10	$27.28	18,691	890
October	$27.16	$27.83	45,003	2,046
November	$27.40	$28.01	51,609	2,346
December	$27.76	$28.15	982,349	46,779

Lifeco Series G First Preferred (TSX: GWO.PR.G)

	Trading Range		Volume Traded	
2006	**Low**	**High**	**Total**	**Average**
January	$26.40	$27.10	143,904	6,541
February	$26.51	$26.97	183,148	9,157
March	$26.20	$26.75	208,005	9,044
April	$25.35	$26.70	177,118	8,856
May	$25.22	$26.25	233,017	10,131
June	$25.80	$26.49	215,089	9,777
July	$25.67	$26.34	143,825	6,849
August	$26.01	$26.69	148,974	6,477
September	$26.04	$26.62	112,702	5,367
October	$26.41	$26.81	365,671	16,621
November	$26.57	$27.00	188,265	8,558
December	$26.59	$27.03	336,833	16,040

Lifeco Series H First Preferred (TSX: GWO.PR.H)

	Trading Range		Volume Traded	
2006	**Low**	**High**	**Total**	**Average**
January	$25.53	$26.18	184,957	8,407
February	$25.60	$25.86	190,855	9,543
March	$25.50	$25.95	329,189	14,313
April	$24.75	$25.76	238,059	11,903
May	$24.60	$24.99	250,312	10,883
June	$24.61	$25.10	336,434	15,292
July	$24.64	$25.30	127,749	6,083
August	$25.00	$25.48	264,742	11,511
September	$25.10	$25.50	447,495	21,309
October	$25.28	$25.62	243,812	11,082
November	$25.51	$25.99	172,758	7,853
December	$25.60	$26.25	149,027	7,097

Lifeco Series I First Preferred (TSX: GWO.PR.I)

	Trading Range		Volume Traded	
2006	**Low**	**High**	**Total**	**Average**
January	-	-	-	-
February	-	-	-	-
March	-	-	-	-
April	$24.18	$24.59	126,975	9,767
May	$23.31	$24.30	812,137	35,310
June	$23.35	$23.70	997,356	45,334
July	$23.44	$23.70	213,857	10,184
August	$23.60	$24.35	726,644	31,593
September	$24.29	$24.92	1,158,060	55,146
October	$24.50	$24.84	314,623	14,301
November	$24.66	$24.85	552,103	25,096
December	$24.69	$24.98	470,184	22,390

DIRECTORS AND OFFICERS

Directors

The following information with respect to the Directors is as at March 4, 2007.

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Gail S. Asper (1)(5) - Winnipeg, Manitoba, Canada Ms. Asper is Corporate Secretary of CanWest Global Communications Corp., an international media company, and has been a Director of that company since 1991. She is President of CanWest Global Foundation and Managing Director of The Asper Foundation, both of which are private charitable foundations. She is also a Director of Great-West, London Life and Canada Life. Ms. Asper is active in cultural and other not-for-profit organizations. She has held board positions with the Winnipeg Chamber of Commerce, United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University, among others. Ms. Asper led the United Way's 2002 campaign in Winnipeg and is the current Chair of the Board of United Way of Winnipeg. She is also currently leading the creation of the Canadian Museum for Human Rights in Winnipeg.	April 23, 1998
Orest T. Dackow (2) - Castle Rock, Colorado, United States of America Mr. Dackow served as President and Chief Executive Officer of the Corporation from 1992 to 2000 and as President of Great-West from 1990 to 1995. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Dackow is a fellow of the Canadian Institute of Actuaries, the American Academy of Actuaries, and the Society of Actuaries.	April 22, 1992
André Desmarais, O.C. (2)(3)(4) - Westmount, Québec, Canada Mr. Desmarais is Deputy Chairman of Power Financial Corporation ("Power Financial") and President and Co-Chief Executive Officer of Power Corporation of Canada ("Power"). Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counselor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. Mr. Desmarais is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A., in Europe, Power and CITIC Pacific Ltd. in Asia. He was a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations. In 2003, he was named an Officer of the Order of Canada.	April 22, 1992

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Paul Desmarais, Jr., O.C. (2)(3)(4) - Westmount, Québec, Canada Mr. Desmarais is Chairman and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was President and Chief Operating Officer of Power Financial from 1986 until 1989, served as Chairman of the Board of Power Financial from 1990 until 2005, and became Chairman of the Executive Committee of Power Financial in 2005. He was named to his present position with Power in 1996. He is a Director of Great-West, London Life, Canada Life, GWL&A, IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also Vice-Chairman of the Board and Executive Director of Pargesa Holding S.A., Vice-Chairman of the Board of Imerys, and a Director of Groupe Bruxelles Lambert, Total S.A. and Suez. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of The International Economic Forum of the Americas, Chairman of the International Advisory Committee of l'École des Hautes Études Commerciales (HEC), in Montréal and member of the International Advisory Board of Groupe La Poste (France). He is also involved in charitable and community activities. In 2005, he was named an Officer of the Order of Canada and in 2006, he received a Doctorate honoris causa from Université Laval (Canada).	May 15, 1986
Robert Gratton (2)(3)(4) - Outremont, Québec, Canada Mr. Gratton is Chairman of the Board of the Corporation. He was appointed President of Power Financial in 1989. He served as President and Chief Executive Officer of Power Financial from 1990 until May 9, 2005 when he was appointed Chairman of the Board of Power Financial. Before joining Power Financial, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director and Chairman of Great-West, London Life, Canada Life and GWL&A. Mr. Gratton is a Director and Chairman of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A. and Power. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several other corporations, community organizations and foundations.	April 25, 1990
Michael L. Hepher (1)(3) - London, England, United Kingdom Mr. Hepher joined the Board of Canada Life Group (U.K.) Limited in February 1999 and is Chairman of its Audit Committee. He is a Director of Great-West, London Life and Canada Life. Mr. Hepher is also a Director of Kingfisher plc and is a Director and Chairman of the Board of Cardpoint plc. Mr. Hepher is a Director of Catlin plc and is Chairman of its Audit Committee. He previously served as a Director and Chairman of the Board of Lane, Clark and Peacock LLP, TeleCity plc and Cardpoint plc and was a Director of Diageo plc, formerly Grand Metropolitan plc, and was Chairman of its Audit Committee from January 1996 to December 1997. He also previously served as a Director of MCI Communications, Washington DC, Lloyds Bank plc and Industrial Estates Ltd., Canada.	May 4, 2006
Daniel Johnson (2)(3) - Montréal, Québec, Canada Mr. Johnson is Of Counsel to McCarthy Tétrault LLP. From the early 1980's to the late 1990's Mr. Johnson served the Province of Québec in various roles. He was the Prime Minister of Québec in 1994 and was the Leader of the Opposition from 1994 to 1998. Mr. Johnson is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. Johnson is also a Director of Bombardier Inc. and Ecopia BioSciences Inc., is a Director and Chairman of Victhom Bionique Humaine Inc., and is the Honorary Consul of Sweden in Montreal.	April 22, 1999

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Kevin P. Kavanagh, C.M. (2)(4)(5) - Winnipeg, Manitoba, Canada Mr. Kavanagh served as President and Chief Executive Officer of the Corporation from 1986 to 1992 and as President and Chief Executive Officer of Great-West from 1979 to 1990. He is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Chancellor Emeritus of Brandon University, and has served on various business and cultural boards in Manitoba and Canada.	May 15, 1986
Peter Kruyt - Westmount, Québec, Canada Mr. Kruyt is a Director and President of Power Technology Investment Corporation, and is a Vice-President of Power. He is a Director of Great-West, London Life and Canada Life. Mr. Kruyt is also a Director of La Presse Ltée, Adaltis Inc., Neurochem Inc., Picchio Pharma Inc. and the St. Mary's Hospital Foundation, and is an alternate director to the board of CITIC Pacific Ltd. He is also Chairman of Concordia University, Power Pacific Corporation Limited and the Canada China Business Council.	May 1, 2003
The Right Honourable Donald F. Mazankowski, P.C., O.C., A.O.E. (2)(4) - Sherwood Park, Alberta, Canada Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently Senior Advisor to Gowling Lafleur Henderson LLP. He is a Director of Great-West, London Life and Canada Life. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Power, Atco Inc., Canadian Oil Sands Ltd., Shaw Communications Inc., and Weyerhaeuser Company, and is a Director and trustee of Yellow Pages Income Fund.	January 27, 1994
William T. McCallum - Cherry Hills Village, Colorado, United States of America Mr. McCallum was Co-President and Chief Executive Officer of the Corporation from April 27, 2000 until May 5, 2005 and was President and Chief Executive Officer of GWL&A from April 25, 1990 until December 31, 2005. He has been Vice-Chairman of the Board of GWL&A since January 1, 2006. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. McCallum is Past Chairman of America's Health Insurance Plans.	April 28, 1993
Raymond L. McFeetors (2) - Winnipeg, Manitoba, Canada; London, Ontario, Canada Mr. McFeetors was Co-President and Chief Executive Officer of the Corporation from April 27, 2000 until May 5, 2005 when he was appointed President and Chief Executive Officer. He is also President and Chief Executive Officer of Great-West, London Life, Canada Life and GWL&A. Mr. McFeetors has been with Great-West since 1968, and is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. Mr. McFeetors is also a Director of a number of national organizations in the health, education, cultural and business sectors. In 2002, he was appointed Honorary Colonel of The Royal Winnipeg Rifles.	April 28, 1993
Jerry E.A. Nickerson (1)(2) - North Sydney, Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, Nova Scotia. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Nickerson is also a Director of Power Financial and Power. He has also served on the boards of various organizations, federal and provincial Crown Corporations, and other public and private companies.	May 15, 1986

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
David A. Nield (3)(4)(5) - Toronto, Ontario, Canada Mr. Nield is the former Chairman and Chief Executive Officer of Canada Life. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Nield is a Past Chairman and Director of the Canadian Life and Health Insurance Association Inc. and is currently the President of the National Sanitarium Association.	July 30, 2003
R. Jeffrey Orr (2)(3)(4) - Westmount, Québec, Canada Mr. Orr is President and Chief Executive Officer of Power Financial, a position he has held since May 2005. From May 2001 until May 2005, he was President and Chief Executive Officer of IGM Financial Inc. Previously, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. He is a Director of Great-West, London Life, Canada Life and GWL&A. Mr. Orr is also a Director of IGM Financial Inc., Investors Group Inc., Mackenzie Inc., Power Financial and Power. He has been active in a number of community and business organizations.	July 30, 2002
Michel Plessis-Bélair, FCA (2) - Town of Mount Royal, Québec, Canada Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of Power Financial and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that he was Senior Vice-President of Marine Industries Ltd. Mr. Plessis-Bélair is a Director of Great-West, London Life, Canada Life and GWL&A. He is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of Power Financial, Pargesa Holding S.A., Groupe Bruxelles Lambert and Power. Mr. Plessis-Bélair is also a Director of Lallemand Inc., Hydro-Québec and l'Université de Montréal.	April 15, 1990
Guy St-Germain, C.M. (1)(2) - Outremont, Québec, Canada Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is a Director of Great-West, London Life and Canada Life. He is also a Director of Power Financial. He graduated in Law from the University of Montréal, has a M.A. (Philosophy, Politics and Economics) from Oxford University and attended l'École des Hautes Études Politiques in Paris.	April 24, 1991
Emőke J.E. Szathmáry, C.M., Ph.D. - Winnipeg, Manitoba, Canada Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Department of Anthropology and in the Department of Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Science of the University of Western Ontario in London. Dr. Szathmáry is a Director of Great-West, London Life and Canada Life. She is also a Director of Power Financial and Power. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. Dr. Szathmáry has received three honorary doctorates, is a Fellow of the Royal Society of Canada, and is a member of the Order of Canada.	May 4, 2006

Name, Municipality of Residence, Principal Occupation, Major Positions with Lifeco and Lifeco's Affiliates	*Served as Director From*
Murray Taylor - Winnipeg, Manitoba, Canada Mr. Taylor was appointed Co-President and Chief Executive Officer of IGM Financial Inc. on May 16, 2005. He is also President and Chief Executive Officer of Investors Group Inc., a position he has held since April 30, 2004. He first joined IGM Financial Inc. in May 2001 as Executive Vice-President and in June 2002 was appointed Executive Vice-President, Financial Services Division. Prior to joining IGM Financial Inc., Mr. Taylor held senior roles with Great-West and London Life, where he was employed for the preceding 25 years. Mr. Taylor is a Director of Great-West, London Life and Canada Life. He is also a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc.	May 4, 2006
Gérard Veilleux, O.C. - Montréal, Québec, Canada Mr. Veilleux is a Vice-President of Power. From 1963 to 1989 Mr. Veilleux was a senior officer in several Provincial and Federal Government departments. He is a Director of Great-West, London Life and Canada Life. Mr. Veilleux is a Director of IGM Financial Inc., Investors Group Inc. and Mackenzie Inc. He is also a Director of La Presse and Gesca Ltée. Mr. Veilleux serves on the Fondation Baxter et Alma Ricard, and is Chairperson of the Canada Millennium Scholarship Foundation. He is active in a number of government, professional and cultural organizations.	April 23, 1998

(1) Member of the Audit Committee.
(2) Member of the Executive Committee.
(3) Member of the Compensation Committee.
(4) Member of the Governance and Nominating Committee.
(5) Member of the Conduct Review Committee.

The term of office of each of the Lifeco Directors will expire at the close of the next Lifeco annual meeting.

Executive Officers

The following information with respect to Executive Officers is as at March 4, 2007.

Name and Place of Residence	*Position and Principal Occupation*	*Dates Position Held if Less than 5 Years*
Robert Gratton Outremont, Québec, Canada	• Chairman of the Board of Lifeco, Great-West, London Insurance Group Inc. ("LIG") and London Life	April 2002 - Present
	• Chairman of the Board of CLFC and Canada Life	July 2003 - Present
	• Chairman of the Board of Power Financial	May 2005 - Present
	• President and Chief Executive Officer of Power Financial	1990 - May 2005
Raymond L. McFeetors Winnipeg, Manitoba, Canada and London, Ontario, Canada	• President and Chief Executive Officer of Lifeco	May 2005 - Present
	• President and Chief Executive Officer of Great-West, LIG and London Life	N/A
	• President and Chief Executive Officer of CLFC and Canada Life	July 2003 - Present
	• President and Chief Executive Officer of GWL&A	January 2006 - Present

Name and Place of Residence	*Position and Principal Occupation*	*Dates Position Held if Less than 5 Years*
Andrew D. Brands Toronto, Ontario, Canada	• Vice-President, Associate Counsel, Europe of Lifeco and Senior Vice-President and General Counsel, Europe & Reinsurance of Great-West and London Life	February 2006 - Present
	• Senior Vice-President and General Counsel of CLFC and Canada Life	November 2002 - Present
	• Vice-President and General Counsel of CLFC and Canada Life	March 2001 - November 2002
Mitchell T. G. Graye Greenwood Village, Colorado, USA	• Vice-President, Finance, United States of Lifeco	N/A
	• Executive Vice-President and Chief Financial Officer of GWL&A	N/A
	• Executive Vice-President and Chief Financial Officer, U.S. Operations of Great-West	N/A
	• Executive Vice-President and Chief Financial Officer, U.S. Operations of Canada Life	July 2003 - Present
Alexandre J. Guertin Toronto, Ontario, Canada	• Vice-President, Finance, Europe of Lifeco and Vice-President and Chief Financial Officer, Europe of Canada Life	November 2006 - Present
	• Vice-President and Chief Financial Officer of Canada Life Reinsurance Ltd. and London Reinsurance Group Inc.	August 2004 - Present
	• Vice-President, Strategic Planning of Canada Life	September 2002 - August 2004
	• Director, Investment Banking, Financial Institution Group of CIBC World Markets Inc.	September 2001 - September 2002
D. Allen Loney Toronto, Ontario, Canada	• Vice-President, Capital Management of Lifeco	May 2005 - Present
	• Executive Vice-President and Chief Actuary/Capital Management of Great-West, LIG, London Life, CLFC and Canada Life	December 2005 - Present
	• Senior Vice-President, Capital Management of Great-West and London Life	August 2004 - December 2005
	• Senior Vice-President, Capital Management and Actuary of CLFC and Canada Life	February 2005 - December 2005
	• Senior Vice-President, Capital Management and Chief Actuary of CLFC and Canada Life	August 2004 - February 2005
	• Senior Vice-President and Chief Actuary of CLFC and Canada Life	November 2002 - August 2004
	• Vice-President and Chief Actuary of CLFC	August 1999 - November 2002
	• Vice-President and Chief Actuary of Canada Life	February 1998 - November 2002
William W. Lovatt Winnipeg, Manitoba, Canada	• Vice-President, Finance, Canada of Lifeco	N/A
	• Executive Vice-President and Chief Financial Officer of Great-West, LIG and London Life	N/A
	• Executive Vice-President and Chief Financial Officer of CLFC and Canada Life	May 2004 - Present

Name and Place of Residence	*Position and Principal Occupation*	*Dates Position Held if Less than 5 Years*
Richard G. Schultz Centennial, Colorado, USA	• Vice-President, Associate Counsel, United States of Lifeco	February 2006 - Present
	• Chief Legal Officer, Corporate and Secretary of GWL&A	July 2006 - Present
	• Vice-President, Counsel and Associate Secretary of GWL&A	July 2000 - July 2006
	• Chief Legal Officer, Corporate and Secretary, U.S. Operations of Great-West and Canada Life	July 2006 - Present
	• Vice President, Counsel and Associate Secretary, U.S. Operations of Great-West and Canada Life	July 1, 2000 - July 2006
Sheila A. Wagar, Q.C. Winnipeg, Manitoba, Canada	• Vice-President, General Counsel and Secretary of Lifeco	February 2006 - Present
	• Senior Vice-President, General Counsel and Secretary of Great-West, LIG and London Life;	N/A
	• Senior Vice-President and Secretary of CLFC and Canada Life	July 2003 - Present

Unless otherwise indicated, all of the executive officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies identified.

Shareholdings of Directors and Executive Officers

As of March 4, 2007, the directors and executive officers of Lifeco, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,152,286 Lifeco Common Shares representing 0.353382% of the outstanding Lifeco Common Shares, 4,000 Lifeco Series D First Preferred Shares representing 0.050132% of the outstanding Lifeco Series D Preferred Shares, 9,667 Lifeco Series E First Preferred Shares representing 0.043384% of the outstanding Lifeco Series E Preferred Shares and 40,841 Lifeco Series F First Preferred Shares representing 0.513271% of the outstanding Lifeco Series F Preferred Shares.

To the knowledge of the Directors and the executive officers of Lifeco, as of March 4, 2007, Power Financial controlled, directly or indirectly, 666,665,452 common shares of Lifeco, or 74.74% of the outstanding Lifeco Common Shares, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Lifeco, and The Honourable Paul Desmarais had voting control of Power Financial, a subsidiary of Power. Power Financial does not own or control any First Preferred Shares.

Corporate Bankruptcy

Mr. Daniel Johnson, a director of Lifeco, was a director and chairman of the board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which Geneka Biotechnologie Inc. was deemed to have made an assignment in bankruptcy.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent of Lifeco is Computershare Investor Services Inc. The locations where securities of Lifeco are transferable are set forth at page 88 of the Annual Report.

MATERIAL CONTRACTS

On February 1, 2007, Lifeco announced that it reached an agreement (the "Stock Purchase Agreement") with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam, and Great-West will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (U.S. $350 million). The parties to the agreement will make an election under section 338(h)(10) of the U.S. Internal Revenue

Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (U.S. $550 million). In aggregate, these transactions represent a value of approximately $4.6 billion (U.S. $3.9 billion). This transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions. A copy of the Stock Purchase Agreement is available for review at www.sedar.com.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the external auditor of Lifeco who prepared the Auditors' Report to Shareholders included with the consolidated annual financial statements of Lifeco for the most recently completed financial year. To the knowledge of Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct applicable to it under the Institute of Chartered Accountants of Manitoba.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee Charter as approved by the Board of Directors is attached as Appendix A.

Composition of the Audit Committee

The Audit Committee of Lifeco consists of Jerry E.A. Nickerson (Chairman), Gail S. Asper, Michael L. Hepher and Guy St-Germain. Each audit committee member is independent and financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees).

Relevant Education and Experience

In addition to their general business background and involvement with other companies, the members of the Lifeco Audit Committee have many years of experience as audit committee members with the Lifeco group of companies. In this capacity, they have experience reviewing financial statements and dealing with related accounting and auditing issues. The following sets out the education and experience of each director relevant to the performance of their responsibilities as members of the Lifeco Audit Committee:

Jerry E. A. Nickerson – Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is a Director and Chairman of the Audit Committees of Great-West, LIG, London Life, CLFC, Canada Life and GWL&A and has been a member of the Lifeco Audit Committee since 1986 and Chairman since 1994. Mr. Nickerson is also a Director of Power and Power Financial. He holds a Bachelor of Commerce degree from Dalhousie University.

Gail S. Asper – Ms. Asper is a Director and Corporate Secretary of CanWest Global Communications Corp. She is also President of CanWest Global Foundation and Managing Director of the Asper Foundation, both of which are private charitable foundations. Ms. Asper is active in cultural, health and other not-for-profit organizations. She has held board positions with the Winnipeg Chamber of Commerce, United Way of Winnipeg, Manitoba Theatre Centre, and Canadian Friends of Hebrew University. Ms. Asper led the United Way's 2002 campaign in Winnipeg and she is the current Chair of the Board of United Way of Winnipeg. She is currently leading the creation of the Canadian Museum for Human Rights in Winnipeg. She is also a Director and member of the Audit Committees of Great-West, LIG, London Life, CLFC and Canada Life, and has been a member of the Lifeco Audit Committee since 1998. She holds a Bachelor of Arts degree and Bachelor of Laws degree from the University of Manitoba and has several years of experience practicing corporate and commercial law.

Michael L. Hepher - Mr. Hepher joined the Board of Canada Life Group (U.K.) Limited in February 1999 and is Chairman of its Audit Committee. He is also a Director of Kingfisher plc, and a Director of Catlin plc and is Chairman of its Audit Committee. He previously served as a Director and Chairman of the Board of Cardpoint plc, Lane, Clark and Peacock LLP and of TeleCity plc and was a Director of Diageo plc, formerly Grand Metropolitan plc, and was Chairman of its Audit Committee from January 1996 to December 1997. He also previously served as a Director of CLFC, MCI Communications, Washington DC, Lloyds Bank plc and Industrial Estates Ltd, Canada. Mr. Hepher is a Fellow of the Institute of Actuaries.

Guy St-Germain - Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. and has been a director and member of the audit committees of National Bank of Canada, Provigo Inc., General Electric Canada, ADT Security of Canada and Hudson's Bay Company. Mr. St-Germain is a Director and member of the Audit Committees of Great-West, LIG, London Life, CLFC and Canada Life, and has been a member of the Lifeco Audit Committee since 1999. He is also a director of Power Financial. He holds a law degree from the University of Montreal and a master's degree in philosophy, politics and economics from Oxford University.

Pre-Approval Policy

On February 1, 2005, the Lifeco Audit Committee adopted a Policy Regarding the Pre-Approval of Services provided by the External Auditor (the "Pre-Approval Policy") for the purpose of identifying, mitigating and/or eliminating potential threats to the independence of the external auditor.

The Pre-Approval Policy prohibits Lifeco or any of its subsidiary entities from engaging the external auditor to provide certain specified non-audit services. Pursuant to the Pre-Approval Policy, all non-audit services that are not specifically prohibited may be provided to Lifeco or any of its subsidiary entities by the external auditor if such services have been pre-approved by the Lifeco Audit Committee and the audit committees of each of Power Financial and Power.

External Auditor Service Fees

	Year Ended December 31, 2006	**Year Ended December 31, 2005**
Audit Fees[1]	12,368,642	11,168,501
Audit-Related Fees[2]	1,481,086	1,214,745
Tax Fees[3]	366,691	427,250
All Other Fees[4]	1,728,480	1,565,353
Total	15,944,899	14,375,849

1. Audit Fees: These audit fees are for the audits of the financial statements of Lifeco and its subsidiaries and other services normally provided by the external auditor in connection with statutory and regulatory filings. These fees also include amounts for the audits of the financial statements of the segregated funds of Lifeco's insurance subsidiaries and for the audits of the financial statements of partnerships to which Lifeco, its subsidiaries or the segregated funds of Lifeco's insurance subsidiaries are a party.

2. Audit-Related Fees: These audit-related fees are for the reviews of securities filings and other services related to capital market transactions of Lifeco and/or its subsidiaries. These fees also include amounts for the reviews of interim financial statements of Lifeco and/or its subsidiaries and audits/specified procedures mainly related to regulatory filings, internal controls and benefit plans.

3. Tax Fees: These tax fees relate to tax compliance and planning, provision of formal tax opinions and assistance in resolutions of tax disputes for Lifeco and/or its subsidiaries (including segregated funds) in connection with income taxes, property taxes and commodity taxes.

4. Other Services: These other fees relate to specific engagements including translation services, consulting on accounting issues and the assessment of the design and implementation of internal accounting controls for Lifeco and/or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Lifeco may be found on SEDAR at www.sedar.com.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Lifeco's consolidated financial statements and MD&A for its most recently completed financial year.

APPENDIX A

GREAT-WEST LIFECO INC.

AUDIT COMMITTEE CHARTER

1.0 COMPOSITION

The Audit Committee (the "***Committee***") of Great-West Lifeco Inc. (the "***Corporation***") shall be composed of not less than three directors of the Corporation, all of whom shall be independent and financially literate within the meaning of the Canadian Securities Administrators Multilateral Instrument.

2.0 PROCEDURAL MATTERS

In connection with the discharge of its duties and responsibilities, the Committee shall observe the following procedures:

(1) **Meetings.** The Committee shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder.

(2) **Advisors.** The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay, at the Corporation's expense, the compensation of such advisors.

(3) **Quorum.** A quorum at any meeting of the Committee shall be two Committee members.

(4) **Secretary.** The Chairman of the Committee, or any person appointed by the Chairman of the Committee, shall act as secretary of meetings of the Committee.

(5) **Calling of Meetings.** A meeting of the Committee may be called by the Chairman of the Committee, by the Chairman of the Board of Directors (the "***Board***"), by a Co-President and Chief Executive Officer, by the external auditor of the Corporation, or by any member of the Committee. When a meeting of the Committee is called by anyone other than the Chairman of the Board, the Chairman of the Committee shall so inform the Chairman of the Board.

3.0 DUTIES AND RESPONSIBILITIES

3.1 **Financial Disclosure.** The Committee shall:

(1) review the Corporation's:

(a) interim and annual financial statements;
(b) interim and annual management's discussions and analyses;
(c) interim and annual earnings press releases;
(d) annual information forms;
(e) prospectuses; and
(f) other documents containing audited or unaudited financial information, at its discretion;

and report thereon to the Board before such documents are approved by the Board and disclosed to the public;

(2) be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure provided by the financial statements, management's discussions and analyses and earnings press releases, and shall periodically assess the adequacy of those procedures;

(3) review, at its discretion, any financial information contained in any reports filed by the Corporation with regulatory authorities in connection with the financial condition of the Corporation; and

(4) review such investments and transactions that could adversely affect the well-being of the Corporation as the external auditor of the Corporation or any officer of the Corporation may bring to the attention of the Committee.

3.2 **External Audit.** The Committee shall:

(1) review the recommendation of management and recommend to the Board the external auditor to be appointed for purposes of preparing or issuing an auditor's report or performing other audit, review or attest services;

(2) review and approve the audit plan, the terms of the external auditor's engagement, the appropriateness and reasonableness of proposed audit fees, and any issues relating to the payment of audit fees, and make a recommendation to the Board with respect to the compensation of the external auditor;

(3) review the independence of the external auditor, including an annual report prepared by the external auditor regarding its independence;

(4) review the external auditor's engagement to ensure that the external auditor is duly appointed as external auditor of each of the Corporation's subsidiary entities, unless in the opinion of the Corporation, after consulting the external auditor, the total assets of the subsidiary entity are not a material part of the total assets of the Corporation, or unless, in the case of a subsidiary entity that carries on its operations in a country other than Canada, the laws of the country do not permit such appointment;

(5) review the recommendation of management and the external auditor for the person designated to conduct the audit;

(6) meet with the external auditor and with management to discuss the audit plan, audit findings, any restrictions on the scope of the external auditor's work, and any problems that the external auditor experiences in performing the audit;

(7) review with the external auditor and management any changes in Generally Accepted Accounting Principles; the quality and the acceptability of major accounting policies and assumptions; alternative treatments of financial information within Generally Accepted Accounting Principles that have been discussed with management, the ramifications of the use of alternative treatments, and the treatment preferred by the external auditor; the presentation and impact of significant risks and uncertainties that could adversely affect the wellbeing of the Corporation; and key estimates and judgments of management; in each case that may be material to the Corporation's financial reporting;

(8) have the authority to communicate directly with the external auditor;

(9) receive reports directly from the external auditor;

(10) directly oversee the work of the external auditor that is related to the preparation or issue of an auditor's report or other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(11) meet with the external auditor to discuss the annual financial statements (including the report of the external auditor thereon) and the interim financial statements (including the review engagement report of the external auditor thereon);

(12) review the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition;

(13) meet with the external auditor to discuss the investments and transactions referred to in subsection 3.1(4) hereof;

(14) review any management letter containing the recommendations of the external auditor, and the response and follow up by management in relation to any such recommendations;

(15) review any evaluation of the Corporation's internal control over financial reporting conducted by the external auditor, together with management's response;

(16) pre-approve (or delegate such pre-approval to one or more of its independent members) in accordance with the pre-approval policy of the Corporation, all engagements for non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor, together with all non-audit services fees, and consider the impact of such engagements and fees on the independence of the external auditor;

(17) review and approve the Corporation's hiring policy regarding partners, employees and former partners and employees of the present and former external auditor; and

(18) review all issues and statements related to a change of the external auditor and the steps planned by management for an orderly transition.

3.3 **Internal Audit.** The Committee shall:

(1) have the authority to communicate directly with the chief internal auditors;

(2) review periodically the internal audit mandates of the Corporation;

(3) review annually the internal audit plan;

(4) require management to implement and maintain appropriate internal control procedures and review, evaluate and approve those procedures;

(5) meet with the chief internal auditors and with management to discuss the effectiveness of the internal control procedures established for the Corporation; and

(6) review a summary of the chief internal auditors' reports and management's responses and subsequent follow-up to any material risks identified in such reports.

3.4 **Compliance.** The Committee shall:

(1) review reports of the chief compliance officers and chief privacy officers;

(2) meet with the chief compliance officers and chief privacy officers to discuss the effectiveness of existing policies and procedures for compliance with applicable laws and regulations;

(3) monitor compliance with the Code of Conduct; and

(4) review periodically the mandate of the chief compliance officers and chief privacy officers of the Corporation.

3.5 **Accounting Complaints Handling Procedures.** The Committee shall establish procedures for:

(1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(2) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

3.6 **In-Camera Sessions.** The Committee shall periodically meet in-camera alone, and meet separately with each of the external auditor, chief internal auditors and management, as the Committee deems appropriate.

3.7 **Subsidiaries.**

(1) With respect to any Material Operating Subsidiary in the corporate ownership chain between the Corporation and any Direct Subsidiary, the Committee shall review the financial statements of that Material Operating Subsidiary.

(2) With respect to any Direct Subsidiary:

(a) the Committee shall rely on the review and approval of the financial statements of the Direct Subsidiary by the audit committee and the board of directors of the Direct Subsidiary, and on reports or opinions of the external auditor on those financial statements;

(b) the Committee shall receive a copy of the charter of the Direct Subsidiary's audit committee, together with a memorandum summarizing its meeting processes and structure ("Process Memorandum"); and

(c) at each meeting of the Committee, the secretary of the Committee shall table a report from the secretary of the Direct Subsidiary's audit committee confirming that the processes mandated by its charter and Process Memorandum have been followed.

(3) For these purposes:

(a) "***Material Operating Subsidiary***" means an operating subsidiary whose net income represents 10% or more of the net income of the Corporation; and

(b) "***Direct Subsidiary***" means the first Material Operating Subsidiary below the Corporation in a corporate ownership chain that has an audit committee which is comprised of a majority of independent directors.

4.0 AUDITOR'S ATTENDANCE AT MEETINGS

The external auditor shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard at any meeting of the Committee. If so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor.

5.0 ACCESS TO INFORMATION

The Committee shall have access to any information, documents and records that are necessary in the performance of its duties and the discharge of its responsibilities under this Charter.

6.0 REVIEW OF CHARTER

The Committee shall periodically review this Charter and recommend any changes to the Board as it may deem appropriate.

7.0 REPORTING

The Chairman of the Committee shall report to the Board, at such times and in such manner, as the Board may from time to time require on matters subject to the Committee's review and consideration and shall promptly inform the Chairman of the Board of any significant issues raised by the members of the Committee, the internal auditor, the external auditor or the regulators and shall provide the Chairman of the Board with copies of any written reports or letters provided by the external auditor and the regulators to the Committee.

END